ViaSat

2004 Annual Report



2004 Year in Review

PERFORMANCE

A FOUNDATION FOR GROWTH

PLUS

Mark Dankberg
Discusses ViaSat's Competitive Position

Two Segments...One Goal
Looking at an Expanding Array of Opportunities

Inside ViaSat
Preparing for Tomorrow


INNOVATIVE
SATELLITE AND WIRELESS
COMMUNICATION PRODUCTS
THAT ENABLE FAST, SECURE,
AND EFFICIENT COMMUNI-
CATIONS TO ANY LOCATION.

NASDAQ: VSAT

Founded in 1986, ViaSat produces innovative satellite and other wireless communication products that enable fast, secure, and efficient communications to any location. A key to the company's growth and stability has been its flexibility in serving both commercial and government markets. During its history, the company has been honored for its superior record of performance by *INC*, *Forbes*, *Fortune*, and *BusinessWeek*. For the past two years, the company was also included among the *Business 2.0* "100 Fastest Growing Tech Companies." ViaSat employs over 950 at its headquarters in Carlsbad, CA, its VSAT and Satellite Ground Systems groups in Norcross, GA, and its Comsat Laboratories division in Clarksburg, MD. Offices and service centers are located in Washington, D.C., Rome, New Delhi, Sydney, and Beijing. In addition, the company's wholly-owned subsidiary US Monolithics, based in Chandler, AZ, designs and produces integrated monolithic circuits (MMICs) and modules for use in communications and sensor equipment.

FINANCIAL HIGHLIGHTS

in thousands, except per-share data

Years Ended	**April 2, 2004**	March 31, 2003	March 31, 2002
STATEMENT OF INCOME DATA:			
Revenues	**$278,579**	$185,022	$195,628
Cost of revenues	**206,327**	142,908	139,354
Gross profit	**72,252**	42,114	56,274
Operating expenses:			
Selling, general and administrative	**38,800**	37,858	38,153
Independent research and development	**9,960**	16,048	9,415
Acquired in-process research and development	**—**	—	2,550
Amortization of intangible assets	**7,841**	8,448	6,959
Income (loss) from operations	**15,651**	(20,240)	(803)
Interest income (expense)	**(346)**	(740)	188
Other income (loss)	**(206)**	(85)	(187)
Income (loss) before income taxes	**15,099**	(21,065)	(802)
Provision (benefit) for income taxes	**1,931**	(11,433)	(2,959)
Net income (loss)	**$ 13,168**	$ (9,632)	$ 2,157
Basic net income (loss) per share	**$ 0.50**	$ (0.37)	$ 0.09
Diluted net income (loss) per share	**$ 0.48**	$ (0.37)	$ 0.09
Shares used in computing basic net income (loss) per share	**26,257**	26,016	23,072
Shares used in computing diluted net income (loss) per share	**27,558**	26,016	23,954
BALANCE SHEET DATA:			
Cash, cash equivalents and short-term investments	**$ 18,670**	$ 4,269	$ 6,620
Working capital	**107,846**	74,276	83,458
Total assets	**272,682**	237,155	238,667
Notes payable, less current portion	**—**	—	—
Capital lease obligation, less current portion	**—**	141	174
Total stockholders' equity	**202,475**	183,887	191,939



ViaSat
6155

03.08.04 Multiemedia rolls out service for U.S. military in Iraq and Woolworth's stores in Australia on LinkStar VSATs
03.03.04 $9 million SurfBeam system order for Telesat Ka-band broadband services in Canada
02.26.04 Intralot orders 1200 site LinkStar network for Nebraska State Lottery
02.12.04 $7 million ruggedized VSAT order from Lockheed Martin for Iraqi Coalition Network
01.12.04 China National Petroleum Company (CNPC) to use LinkStar VSATs for monitoring national West-East pipelines
01.05.04 WildBlue $33 million order renews contract for DOCSIS®-for-satellite broadband system
12.03.03 $30 million MIDS terminal order from Royal Dutch Air Force
10.21.03 Intelsat announces Orbit in Middle East is customer for $30 million SurfBeam network
10.07.03 $9 million terminal order and 3-year service agreement from ARINC for SKYLink℠ business aircraft broadband system using Arclight technology
10.01.03 $44 million order MIDS LVT(1) and LVT(2) terminals
09.29.03 $5 million contract from Garmco for Skylinx/LINKWAY hybrid network for All African Games
09.08.03 Mobile VSAT system for Joint Combat Camera
08.12.03 $11 million award from Cubic Corp. for Communications Data Link antennas and information security
08.04.03 Swedish Space orders Data Reception and Telemetry, Tracking and Command (TT&C) ground system for its Esrange facilities
07.24.03 Hi-Cap Technologies in Saudi Arabia orders Skylinx VSAT network
06.11.03 $5 million award from EMI Technologies for mobile Telemetry Tracking antenna systems
05.15.03 $6 million StarWire VSAT order including PCMA for Phase II of BAIIT network in China
05.14.03 $8 million delivery order contract from U.S. Army Communications Electronics Command (CECOM) to design and produce the Enhanced Bandwidth Efficient Modem (EBEM)

VIASAT

DEAR FELLOW SHAREHOLDERS:



All of us at ViaSat are delighted to bring you our annual report for fiscal year 2004. Last year at this time we pointed out the *potential* for a strong year, and now we're pleased to have delivered the *performance* to match. Despite continued challenges in commercial telecom equipment markets in general, and satellite in particular, we rebounded convincingly from our unprofitable fiscal 2003. In fact, we set new company records for revenues, new orders, backlog, cash flow, and several earnings categories. We erased our debt, and accumulated cash. While our defense business has always been profitable, our commercial business as a whole also generated solid earnings and our most recent acquisition, US Monolithics, achieved its first quarterly profit, as well.

While it can often be easy to pinpoint the triggers when things turn down, it's sometimes trickier to recognize the underlying causes when things are going well. But, I believe we're benefiting first and foremost from the *teamwork* underpinning our strategy to leverage core technologies in satellite and secure networking in related commercial and defense applications. Certainly, defense spending has increased and we're advantaged in commercial markets compared to competitors who became over-extended when the bubble collapsed. But, I believe there's more to it than that.

Just to review, over the last four years, since April 2000, we've made three acquisitions and grown revenues over 400%. Notably, virtually all that growth was created by the combinations of technology, products, distribution, support infrastructure, skills, and, of course, the people we've integrated into the company over that interval. Only a fraction of the incremental revenue came with the acquisitions. This despite unpredictable and *unknowable* gyrations in all our markets. Through it all we focused on finding profitable short- and long-term growth opportunities and organizing around and fostering a sense of teamwork among our various business areas. I think fiscal year 2004 was the first year we really clearly saw the benefits of that. While the notion of *synergy* has become something of a cliché, we do believe we've synthesized a unified team from distinct parts. Some examples from the past year include:

+ Transitioning key design engineers and project support among different business units to better support customer funded R&D projects.
+ Creating new project teams spanning multiple geographic sites to better match R&D funding profiles, while maintaining closer proximity to key customers.
+ Joint business development and proposal activities crossing multiple business units and geographic sites to create broader, deeper, and more compelling product and system offerings for both commercial and defense customers.

"We do believe we have now created a foundation from which we can earn profitable growth in the years ahead."



Mark D. Dankberg, Chairman & Chief Executive Officer and Richard A. Baldridge, President & Chief Operating Officer

+ Quickly creating new business units to capitalize on promising new market opportunities, such as the DoD Transformational Communications Systems.
+ Developing and refining framework processes for software engineering, product development, and manufacturing transitions that underpin enterprise, consumer, and defense projects, alike.
+ Transferring and applying corporate know-how and skills in defense marketing, cost accounting, and contract management into units that had been entirely commercially oriented—which unlocked significant value in each of our newly acquired businesses.
+ Instituting a common framework of corporate-wide financial control systems that work across our complete range of project and products—resulting in crisper financial performance, faster quarterly closings, and prompt compliance with new Sarbanes-Oxley requirements.

In short, this past fiscal year in some ways represents a culmination of over four years of integration and organizational growth, as well as investments in commercial broadband satellite networks and defense data link and information assurance products. Of course, none of those efforts are really completed. We still have much more to do in all these areas.

But, we do believe we have now created a foundation from which we can earn profitable growth in the years ahead. We have a number of business areas that are either in the prime portion of their life cycles such as MIDS and LinkStar—or are just now entering markets with exciting prospects such as KG-250 and SurfBeam. The combination of our own rapid growth and the efficiency of rapidly changing technology markets has boosted our profile in both commercial and defense circles. While success is by no means assured, we have worked hard over the past several years to earn market positions that are both profitable and poised for continued growth. We intend to capitalize on the foundation we've established and to explore opportunities to consolidate and extend the gains we've earned. Please take a few minutes to read through the rest of our annual report to learn more about our strategies and perspectives on our business and markets.

As always, a sincere *"thank you"* again to all our stakeholders—employees, customers, shareholders, and suppliers—for your contributions, and for creating the opportunities before us.

Mark D. Dankberg
Chairman & Chief Executive Officer

VIASAT TODAY
2004 HEADLINES

ViaSat in the Spotlight

ViaSat aims to be the technology partner of choice in advancing the state of the art in satellite communications, network-centric warfare, and information assurance. In fiscal 2004, the industry bestowed on us several awards for leadership in the satellite industry, technology and innovation, and for our financial performance.

In March, at **Satellite 2004** in Washington, D.C., the leading industry conference honored ViaSat CEO Mark Dankberg as



Via Satellite
March 2004
VIDEO STREAMING:
GLOBAL HOTSPOTS:
BUSINESS TV:
Mark Dankber
Chairman and CEO, Viasat Inc.
Via Satellite's
Satellite Executive
Of The Year

"Satellite Executive of the Year." It was a prestigious milestone for ViaSat to join the ranks of past recipients, which include leaders from satellite systems companies such as XM Satellite Radio, SES Global, and Eutelsat. This award is a tribute to all ViaSat employees and reflects our growing stature in the satellite industry.

Business 2.0 ranked ViaSat number 8 on its 2003 list of the 100 fastest growing technology companies, out of 2000 candidates. Closer to home, the *San Diego Business Journal*, San Diego Chapter of the AEA, and the San Diego World Trade Association all spotlighted ViaSat as an industry leader. We made *Washington Technology* magazine's list of 100 largest government contractors for the first time. And in June, Hannover Fairs honored ViaSat as the technology leader in the satellite communications industry with its ISCe Innovation and Technology award. □

RECENT AWARDS



Recognition as top innovator in industry from Hannover Fairs' International Satellite & Communications Exhibition.

Nationwide recognition of fastest growing high-tech companies by Deloitte & Touche.





Local "Stars of Commerce" award for San Diego companies that make a difference.

Best company award from the high-tech industry's leading trade organization, the AEA.



Lufthansa Flynet® Is First Regular In-flight Internet Service for Connexion by Boeing℠

On Monday, May 17, 2004, broadband Internet connections became a reality for commercial airline passengers, when Lufthansa began offering Flynet, its airborne Internet portal powered by Connexion by Boeing, on regularly scheduled flights between Los Angeles and Munich. FlyNet is scheduled to be deployed on 78 Lufthansa planes by summer 2006, in conjunction with other upgrades to the airline's new long-haul Business Class service. A number of other international carriers including All Nippon Airways (ANA), China Airlines, Japan Airlines, Scandinavian Airlines System (SAS), Korean Airlines and Singapore Airlines plan similar service in the next year.

ViaSat's relationship with Connexion by Boeing has survived the 9/11 tragedy and subsequent turbulent times for the airline industry. Our relationship is now deepening as Connexion explores the expansion of its system to maritime, general aviation, and other ground mobile applications. ■

SUSTAINED GROWTH IN VSAT NETWORKS

Our VSAT networks business continued to grow both revenues and earnings during FY 2004, which followed a 32% increase in VSAT product sales in FY 2003.

This was especially noteworthy coming on the heels of a global retrenchment in telecommunications equipment and corporate information technology spending. ViaSat offers the broadest product line in the industry, including circuit switched and packet switched mesh "any-to-any" products, the fast growing LinkStar® product line, and the new SurfBeam® system. Plus, our VSAT technology benefits from ViaSat's development of cutting edge mobile broadband applications such as Connexion by Boeing, and SKYLink, our satellite ground systems products, and our defense satellite communication and information assurance products.

The initial success of LinkStar internationally has helped us make good inroads into the important North American market. During FY 2004, we won and/or deployed several large networks for customers such as Mainstream/NTN, eMexico, and Intralot. These large networks led us to reach over 25,000 units in cumulative LinkStar volume, with over 5,000 units shipped in the fourth quarter alone. □

ViaSat Satellite Broadband Products Fuel Industry Buzz on Open Standards Adoption

Two different standards have gained meaningful market positions, and ViaSat has the leading position in both.

Until recently, the VSAT networking industry has been dominated by proprietary systems developed and marketed by individual companies. But now more and more satellite operators and service providers are buying and deploying networks built on open systems. Two different standards have gained meaningful market positions, and ViaSat has the leading position in both.

WildBlue Communications, the first Ka-band broadband VSAT service provider, led migration of the Data Over Cable Service Interface Specification (DOCSIS) to satellite broadband and selected ViaSat to build its networking infrastructure and subscriber



terminals. Several other satellite operators, including Eutelsat, Intelsat, and Telesat Canada have also selected this standard—resulting in orders to date of over 100,000 terminals, primarily for residential broadband service.

The other leading standard is known as DVB-RCS (Digital Video Broadcast-Return Channel Satellite) and has been led by European satellite operators SES Astra and Eutelsat. ViaSat's LinkStar network was designed around this standard, and has been the industry-leading DVB-RCS capable platform with over 25,000 units shipped to over 80 different networks around the world, primarily for enterprise and government applications. □

ViaSat MIDS Terminal Enters International Markets



We see growth opportunities in supplying military networking equipment to U.S. allies. Our MIDS (Multifunctional Information Distribution System) data link radio is an excellent example—having been designed by a consortium of U.S. and European nations. Our Tactical Data Links team won a very important new $30 million contract from the Royal Netherlands Air Force (RNLAF), which interoperates closely with U.S. coalition forces, in FY 2004. "This represents our largest international order to date," said Paul Baca, vice president of Tactical Data Links. The order was for approximately 120 MIDS Low Volume Terminals (LVTs) for the RNLAF fleet of F-16 aircraft. MIDS is a compact, secure, high capacity, jam resistant data and voice radio that delivers electronic situational awareness to air, sea, and land forces. □


VFA37
300
BULLS

TWO SEGMENTS... ONE GOAL


2000
80|20
2001
38|62
2002
32|68
2003
45|55
2004
46|54

Revenues by Business Segments
Government and Commercial percentage of total revenue

Our goal has always been to leverage ViaSat's legacy as a technology-centric company. It's how we compete. But we've always known that to create real value from that technology, we need pathways to customers that will use it, derive value from it, and pay a fair price for it.

Over the past 18 years, we've used a basic strategy of developing and applying our technologies into adjacent markets across two key segments—the commercial and government sectors—by benefiting from cross relationships with customers and partners in both sectors, and leveraging both our system development methodologies and our manufacturing processes. The result is a unique company, one of a small handful of communication technology companies that has effectively looked across the spectrum of potential applications for its technologies to find an expanding array of opportunities.

OUR GOVERNMENT BUSINESS



America's defense forces are still in the early stages of a transition to "network-centric warfare." Fundamentally, the network-centric concept is essential to reflect the modern environment of relatively small, highly mobile, widely dispersed forces that react in real time to rapidly shifting threats and opportunities. "Jointness"—enabling Army, Air Force, Navy, Marines, and associated Special Forces to cooperate seamlessly—is critically important, as is collaboration among multinational coalition forces. In this environment, the value of "information superiority" is constantly increasing. Some of the top level objectives of network-centric warfare include:

1) Transfer all information using a common communications network, a unified Global Information Grid (GIG).
2) Move all information flow to a common protocol—Internet Protocol or "IP."
3) Rapidly expand network bandwidth to move more data and bigger files over longer distances to more remote and mobile users at higher speeds.
4) Create a set of simplified, lower-cost hardware and software, eliminating the dozens of different platforms that today's military must support.

ViaSat's role in the network-centric environment has grown disproportionately to our size. We lead or participate in key systems and products for information assurance, satellite communications, and tactical data links.

Driving Early Advances ViaSat products are already in the middle of modern tactical


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Government Revenues
dollars in millions

networks. MIDS (Multifunctional Information Distribution System) tactical data link radios connect air, sea, and ground sensors and tactical processors for U.S. and coalition forces. ViaSat Data Controllers set the military standard for moving data reliably over existing satellite radios. High-speed broadband, IP-based satellite networking is rapidly becoming one of the most important means of connectivity among highly dispersed forces, and ViaSat experience in commercial and defense applications puts us in a unique position to address this market. We provide both hub-spoke and mesh point-to-point networks, integrated with DoD approved information security products, and delivered in rugged, tactical packages.

One of our most promising products is the AltaSec® KG-250, a "Type 1" security device protecting classified data. The KG-250 is the first tactical IP-based information assurance product that meets the new HAIPIS standard (High Assurance Internet Protocol Interoperability Specification). The KG-250 is compact, rugged, and encrypts IP packets at up to 100 Mbit/s.

Expanding the GIG DoD is investing in new systems critical to expanding the GIG. ViaSat has a lead or key supporting role in several funded R&D projects that are anticipated to develop and grow for a number of years:

- The KG-255, our gigabit speed Ethernet encryptor, is one of only three such HAIPIS products being funded by DoD. We're also involved in funded study programs exploring far higher speeds.
- Our expertise in information assurance has earned us important security subcontractor roles on new tactical radio and terminal programs, including the Air Force Family of Advanced Beyond Line of Sight Terminals (FAB-T), and the Navy's new Common Data Link (CDL-N) project.
- ViaSat is a key member of Lockheed Martin's Transformation Communication System team providing support for information assurance, dynamic satellite bandwidth management, and other ground terminal networking technologies.
- ViaSat brings expertise in satellite communications, tactical data links, and information assurance to the DoD's Joint

OUR COMMERCIAL BUSINESS



Tactical Radio System (JTRS) initiative to develop and deploy software programmable radios that are reconfigurable and highly networked.

- Our Enhanced Bandwidth Efficient Modem (EBEM) will be the new DoD standard for high-speed satellite circuits—offering speeds up to OC-3 equivalent (155 Mbit/s).

Looking forward, the migration to network-centric capabilities has a lot of momentum. We believe we'll continue to see important new opportunities to leverage our core technologies in tactical data links, information assurance, satellite networks, and tactical IP networking in defense communications.

Commercial Satellite Networks Against a backdrop of difficult marketplace and economic conditions, ViaSat has produced substantial success from its commercial business segment. The segment, led by Enterprise VSAT networks, Antenna Systems and Broadband Systems rebounded to become profitable this past fiscal year—while posting strong growth in revenues and new orders.

Over the past several years, ViaSat has been growing, acquiring, and integrating a team that we believe can establish an industry-leading position in the competitive business and consumer satellite networking. Very Small Aperture Terminals (VSATs) play a vital role in corporate and government private networks and have done so for more than two decades. VSAT technology is used to send corporate data from remote locations such as pay-at-the-pump credit card authorizations, or for mass market consumer applications such as high-speed Internet offered with direct-to-home, small-dish satellite TV.

While these and other satellite networking applications are certainly affected by the powerful technological, regulatory, and market forces affecting global communications, ViaSat continues to see attractive opportunity. As a relative upstart among major satellite networking players, we have been a leader in innovating new technologies, markets, business models, and distribution partner relationships. We see market openings and growth potential in a number of areas.

Enterprise VSAT Networks Our VSAT Networks business has benefited from two important trends among corporate and government users alike:

- Demand for ever-higher transmission speeds and data capacity, a shift that puts a premium on the cost of transmission bandwidth. By working closely with leading satellite operators such as Eutelsat, Intelsat, SES Americom, Telesat Canada, and WildBlue Communications, ViaSat is helping address that shift through innovative satellite broadband system and service offerings.
- A growing preference for open satellite networking standards such as DVB-RCS and DOCSIS. ViaSat has taken a leading role in developing and deploying open standard systems for satellite—which has helped differentiate us from our competitors.


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$102
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$150
2000
2001
2002
2003
2004

Commercial Revenues
dollars in millions

We made some major strides during the past year in our VSAT Networks business. We hit a record with close to 20,000 remote LinkStar® terminal deployments, including large contracts in the important North American market. We've been able to leverage our growing volumes to drive down costs and improve profitability, while our support infrastructure also has strengthened considerably.

Consumer Satellite Broadband The success of terrestrial broadband Internet services such as DSL and cable modems has highlighted the opportunities for a competitive satellite-based solution. While cable and


ViaSat

DSL have certainly set challenging expectations for data speeds and monthly price points, they have also shown that there's substantial, growing and widespread demand for service. We believe satellite-based residential Internet broadband solutions can thrive under the right circumstances:

- Most importantly, the satellite network needs to be easy to install, support competitive upload and download speeds, and scale to reliably and economically support large numbers of users. Prior systems have generally fallen short in one or more categories.
- For mainstream markets, with customer expectations set by terrestrial services, spot beam satellite capacity (likely at Ka-band) is needed to achieve economical bandwidth pricing. No satellite broadband service provider has ever before had access to the low cost bandwidth promised by this type of satellite.
- Effective subscriber acquisition and distribution partners are essential. Access to residential direct-to-home TV subscribers is likely the best channel, since those customers have already shown a willingness to put a satellite dish on their roof.

ViaSat is addressing this market with our SurfBeam system, building on the DOCSIS networking environment. We made important strides this past year, accumulating orders for over 100,000 terminals from Intelsat, Telesat, and WildBlue. Intelsat initiated the first consumer SurfBeam service in the Middle East working with Orbit Data Systems. More progress is expected this year, with the successful launch of Telesat's ANIK F2 Ka-band spot beam satellite payload in July, supporting both WildBlue's U.S. service launch and Telesat's own Canadian offering.

Mobile Broadband ViaSat has been a technology leader in bringing the relatively low cost and high bandwidth capacity of Ku-band Fixed Satellite Service (FSS) to mobile platforms. Our long partnership with Connexion by Boeing is now resulting in affordable high-speed airborne Internet service—with Lufthansa leading the way with its FlyNet offering. We're working with Boeing to extend Connexion to maritime and general aviation, as well. Also, we're supporting ARINC and SES Americom in a similar service offering targeting private business jets. Although the venue is different—ships and aircraft vs. offices and homes—there is a lot of technical overlap with our other broadband satellite offerings.

While many of our government and commercial applications appear distinct, the technology at their core is not. ViaSat is leveraging its technology across business groups better than it ever has before. We believe this effort is a key factor behind our growing success and we will continue to foster this "cross-pollination" of our technologies. The resulting ability to perform on either government or commercial opportunities will continue to build the value of ViaSat for our customers, employees and investors alike. □

Full Service Network Operations for Easier Business Networking

Another way we simplify networking for our customers is through our Immeon VSAT services group. By providing full management and control from our network operations center in Carlsbad, we answer our customers' need to support their businesses without becoming satellite networking experts. Customer applications in this market include everything from everyday, mission-critical networks, to emergency backup for terrestrial links, to mobile applications.

One new customer is the Nebraska State Lottery, through our partner Intralot. The high-speed, always-on environment of the lottery business is very demanding, with each transaction done in three to five seconds. Another customer has different needs entirely. CapRock IPxpress requires remote, reliable access for a variety of highly mobile customers, particularly for oil and gas drilling. New ViaSat technology enables them to host several customers on a single network, each with their own secure Virtual Private Network.

INSIDE VIASAT

PREPARING FOR TOMORROW



OUR STRATEGY AT A GLANCE:	1. Leverage customer-funded R&D opportunities	2. Address increasingly larger markets	3. Evolve into "neighboring" products, technologies and markets	4. Achieve pioneering positions in target markets

Over the past three years, ViaSat has navigated a tough market and economic downturn that challenged its commercial business. We've built a solid foundation for enduring growth in both the government and commercial segments. While our results have been evident in record revenues, earnings, new orders, backlog and other key metrics, the roots run deeper to the people, processes and assets that power the company.

New Contract Awards
dollars in millions


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04

Creating Empowered, Informed Managers Drives Creativity...and Performance ViaSat has built its growth foundation by carefully adding the management infrastructure we need to reach our long-term growth objectives. Many of our executives are former engineers who have found that taking on a broader management role helps fulfill their personal visions to be on the leading edge of satellite and networking technology. They've enjoyed the entrepreneurial environment at ViaSat and are enthusiastic about preserving the benefits of our culture, while at the same time being able to attack bigger and more challenging projects and systems. Working together in an expanded executive team, a group of home-grown leaders has emerged who are developing and adopting new processes and controls.

"Our business leaders have found that their options grow when their businesses are well managed," said Rick Baldridge, president and COO. "They can explore new markets, invest in discretionary R&D or develop related technologies. That gives them more directions to move in, not less."

A disciplined, closed-loop planning process has become a tool for achieving our growth targets and developing new leadership. It begins with strategic business planning by each business area. Next is budgeting and operations planning. Finally, progress is measured and adjustments made during quarterly business area reviews. All aspects of the business are emphasized: strategy, finance, business development, marketing, operations, and staffing.

Benefits from this process are clear:

- **A stronger balance sheet.** New enterprise-wide software systems—Oracle for business and Agile for engineering—are

INVESTING IN OUR COMMUNITIES

ViaSat has always supported the communities where its employees live and work. We match and support our employees' efforts in donating to the Multiple Sclerosis Society, the American Heart Association, local Blood Banks, the Leukemia and Lymphoma Society, youth activities, and sports organizations.

As we've matured into one of the larger employers in our communities, our corporate sponsorships have taken on an industry perspective as well. One organization we are enthusiastic about is The Center for Wireless Communications (CWC), an academic/industry partnership at the University of California at San Diego. The CWC is a cross-disciplinary program of research and education targeted at the emerging needs of the wireless communications industry. ViaSat is contributing at the highest level of sponsorship. The contribution is leveraged with matching funds from California as well as participation from exceptional students and faculty whose talents wouldn't otherwise be available.

VP of Engineering Steve Hart, a co-founder of ViaSat and UCSD alumnus, has cultivated our ties with the university for many years. For his dedication, the UCSD Jacobs School of Engineering awarded Steve with its 2004 Outstanding Executive Award.

Other major corporate support has been put behind the AeA's Congressional lobbying efforts, the San Diego Telecom Council, and the San Diego Padres Charitable Ticket Program. ■



5. Co-invest with customers to enter new markets

6. Directed sales & marketing to foster new opportunities

7. Sustain staff to capture and perform our target projects

8. Take prudent risks in advancing technologies

9. Sustain our diversified business mix

10. Strengthen intellectual property portfolio

giving managers a window into their businesses showing timely, accurate financial information and metrics. They quickly see how their decisions on allocating assets, pricing, overhead expenses, customer billing, and program scheduling affect overall company performance. It's helped us improve cash flow, reduce debt, and fund our growth internally.

- **Increased new business potential.** Third-party certifications of our improved management procedures and controls show our customers tangible evidence of our attention to quality and detail. All of our four major facilities in California, Arizona, Georgia and Maryland are certified to ISO9001:2000 standards. Our software engineering methods are assessed at Level 3, against the Software Engineering Institute (SEI) Capability Maturity Model for Software (SW-CMM®).
- **Improved customer focus.** We're integrating our entire supply chain, providing customers with online access to software updates, product ordering, delivery status, and issue or product repair tracking.

Employee Growth


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Advancing and Protecting Our Core Asset: Technology

Ultimately, technology innovation remains our primary focus, so we continue to work towards managing in a way that institutes consistent processes and controls, yet preserves the ability of our company to be creative and quickly organize around and react to new opportunities.

"We aim for innovations that enable new markets, reduce costs, or support new business models that otherwise couldn't exist," says Baldridge. Highly integrated circuits from US Monolithics lower the cost of VSAT RF transceivers to enable LinkStar and SurfBeam to capture market share. New technologies for IP network security in military communications hold the potential to fit the capability into more platforms. Paired Carrier Multiple Access (PCMA) expands the capacity of transponders, frees bandwidth for interactivity, lowers the cost of satellite networking, and opens a range of new applications.

Hand-in-hand with developing technology is the need to protect the competitive edge it gives us. ViaSat is identifying its patentable technologies, building its patent portfolio, and actively protecting its technology advantages. ■

ViaSat


ViaSat University
A HIGHER EDUCATION
Rice, University of California, San Diego and Georgia Tech are among the key sources in our constant pursuit of new talent to maintain our technical excellence.

Education plays a decisive role in establishing and maintaining technology leadership at ViaSat.

It starts on college campuses, as we seek the top graduates and post-graduates from a select group of leading engineering schools. To help promote engineering as a degree choice and develop this source of new talent, we're partnering on corporate affiliate programs with top schools, including Rice and UCSD—the alma maters of our founders. We also encourage internships with some of our employees hosting undergraduates in their homes while they learn to apply their knowledge in our labs.

We also seek accomplished professionals who bring with them a wealth of experience, but thrive in an environment that continues to challenge them to grow and learn.

Education continues for all new employees, with mentor programs that relate our unique culture and management approach and help them connect with the people and resources they need to succeed. Informal education includes on-the-job skills and lunchtime brown-bag sessions under the guidance of leading ViaSat engineers. Formal education includes tuition reimbursement for continuing or advanced degree studies outside the company, and on-site seminars in technology, management, and leadership.

And we always promise our employees the opportunity to work on a variety of complex and challenging projects that will keep them learning every day.

University of California, San Diego

Rice University

Georgia Tech

Rensselaer Polytechnic Institute

University of Illinois

University of Michigan

Harvey Mudd College

Virginia Tech

University of Maryland

for more information visit:
www.viasat.com/careers

PERFORMANCE

Selected Financial Data

(In thousands, except per share data)	Years Ended April 2, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
Statement of Income Data:					
Revenues	**$278,579**	$185,022	$195,628	$164,352	$75,880
Cost of revenues	**206,327**	142,908	139,354	113,458	45,557
Gross profit	**72,252**	42,114	56,274	50,894	30,323
Operating expenses:					
Selling, general and administrative	**38,800**	37,858	38,153	26,482	11,269
Independent research and development	**9,960**	16,048	9,415	6,173	7,590
Acquired in-process research and development	**—**	—	2,550	2,334	—
Amortization of intangible assets	**7,841**	8,448	6,959	3,789	—
Income (loss) from operations	**15,651**	(20,240)	(803)	12,116	11,464
Interest income (expense)	**(346)**	(740)	188	1,647	913
Other income (loss)	**(206)**	(85)	(187)	(76)	—
Income (loss) before income taxes	**15,099**	(21,065)	(802)	13,687	12,377
Provision (benefit) for income taxes	**1,931**	(11,433)	(2,959)	3,422	4,471
Net income (loss)	**$ 13,168**	$ (9,632)	$ 2,157	$ 10,265	$ 7,906
Basic net income (loss) per share	**$ 0.50**	$ (0.37)	$ 0.09	$ 0.48	$ 0.49
Diluted net income (loss) per share	**$ 0.48**	$ (0.37)	$ 0.09	$ 0.46	$ 0.45
Shares used in computing basic net income (loss) per share	**26,257**	26,016	23,072	21,379	16,193
Shares used in computing diluted net income (loss) per share	**27,558**	26,016	23,954	22,537	17,422
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	**$ 18,670**	$ 4,269	$ 6,620	$ 17,721	$19,641
Working capital	**107,846**	74,276	83,458	84,334	38,169
Total assets	**272,682**	237,155	238,667	169,378	61,930
Notes payable, less current portion	**—**	—	—	—	336
Capital lease obligation, less current portion	**—**	141	174	—	—
Total stockholders' equity	**202,475**	183,887	191,939	132,807	45,997

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

ViaSat was incorporated in 1986 and completed its initial public offering in 1996. We provide advanced digital satellite communications and other wireless networking and signal processing equipment and services to the government and commercial markets. Based on our history and extensive experience in complex defense communication systems, we have developed the capability to design and implement innovative communication solutions, that enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. Our goal is to leverage our advanced technology and capabilities to capture a considerable share of the global satellite communications equipment and services segment of the broadband communications market for both government and commercial customers.

Our internal growth to date has historically been driven largely by our success in meeting the need for advanced communication products for the U.S. government and commercial customers. By developing cost-effective communication products incorporating our advanced technologies, we have continued to grow the markets for our products and services.

Our Company is organized principally in two segments: government and commercial. Our government business encompasses specialized products principally serving defense customers and includes:

- Tactical data links, including MIDS,
- Information security and assurance products and services, which enable military and government users to communicate secure information over secure and non-secure networks,
- UHF DAMA satellite communication products consisting of modems, terminals and network control systems,
- Government broadband products and services, that provide innovative products to government customers to increase available satellite bandwidth capacity, and
- Simulation and test equipment, which allows the testing of sophisticated airborne radio equipment without expensive flight exercises.

Serving government customers with cost-effective products and systems continues to be a critical and core element of our overall business strategy.

We have been increasing our focus in recent years on offering satellite based communication products and systems to address commercial market needs. In pursuing this strategy, we have acquired three strategic satellite communication equipment providers: (1) the Satellite Networks business of Scientific-Atlanta (SA) in fiscal year 2001; (2) Comsat Laboratories products business from Lockheed Martin in fiscal year 2002; and (3) US Monolithics, LLC (USM) in fiscal year 2002. Our commercial business accounts for approximately 54% of our revenues in fiscal year 2004 and 56% of our revenues in fiscal year 2003. To date, our principal commercial offerings include Very Small Aperture Terminals (VSATs), broadband Internet equipment over satellite, network control systems, network integration services, network operation services, gateway infrastructure, antenna systems and other satellite ground stations. In addition, based on our advanced satellite technology and systems integration experience, we won several important projects in the three key broadband markets: enterprise, consumer and in-flight mobile applications.

Our commercial business offers an end-to-end capability to provide customers with a broad range of satellite communication and other wireless communications equipment including:

- Consumer broadband products and systems to customers based on DOCSIS or DVB-RCS-based technology,
- Mobile broadband products and systems for in-flight, maritime and ground mobile broadband applications,
- Enterprise VSAT network products and services,
- Antenna systems for commercial and defense applications and customers,
- Satellite networking systems design and technology development, and
- MMIC design and development, with an emphasis in systems engineering of packaged components, which specializes in high-frequency communication technology design and development.

With expertise in commercial satellite network engineering, gateway construction, and remote terminal manufacturing for all types of interactive communication services, we have the unique ability to take overall responsibility for designing, building, initially operating, and then handing over a fully operational, customized satellite network serving a variety of markets and applications.

To date, our ability to grow and maintain our revenues has depended on our ability to identify and target high technology satellite communication and other communication markets where the customer places a high priority on the solution, and obtaining additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining these awards.

Generally, revenues are recognized as costs are incurred using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. There were no significant charges for loss contracts in the last three years.

We also have contracts and purchase orders where revenue is recorded on delivery of products. In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Our products are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, approximately 89% for fiscal year 2004, 95% for fiscal year 2003, and 97% for fiscal year 2002, of our revenues were derived from fixed-price contracts, that require us to provide products and services under a contract at a stipulated price. The remainder of our annual revenue was derived from cost-reimbursement contracts, under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit, and from time-and-materials contracts which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services.

Historically, a significant portion of our revenues are from contracts for the research and development of products. The research and development efforts are conducted in direct response to the specific requirements of a customer's engineering and production order and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development were approximately $81.0 million or 29.1% of our total revenues during fiscal year 2004, $74.1 million or 40.0% of our total revenues during fiscal year 2003 and $75.2 million or 38.4% of our total revenues during fiscal year 2002.

We also incur independent research and development expenses, which are not directly funded by a third party. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. Independent research and development expenses were approximately 3.6% of revenues during fiscal year 2004, 8.7% of revenues during fiscal year 2003, and 4.8% of revenues during fiscal year 2002. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

Executive Summary

We develop and manufacture satellite ground systems and other related government and commercial digital communications equipment. Our products are generally highly complex and have a concept-to-market timeline of several months to several years. The development of products where customers expect state-of-the-art results requires an exceptionally talented and dedicated engineering workforce. Since inception, ViaSat has been able to attract, develop and retain engineers who support its business and customer objectives, while experiencing low turnover (relative to its competitors or peers). The consistency and depth of our engineering workforce has enabled us to develop leading edge products and solutions for our customers.

From 1986 through fiscal year 2002, the Company was profitable and grew its revenue base each year. The downturn in the telecommunications industry and the terrorist attacks in 2001 resulted in the loss of approximately one-third of our backlog at the end of calendar year 2001. In the ensuing months, ViaSat began rebuilding its backlog—first in the government segment and then in the commercial segment. While the Company was rebuilding backlog, it was also investing significantly in research and development of new products and new business activities. While awards in fiscal year 2003 were a record at the time, it was the first year the Company did not grow its revenue on a year over year basis and was not profitable.

Our growth in awards from $191.9 million in fiscal year 2002 to $259.2 million in fiscal year 2003 and to $346.5 million in fiscal year 2004 became a leading indicator of revenue growth. Our revenues for fiscal year 2004 were $278.6 million and with the awards growth and opportunities we are pursuing, we expect revenues for fiscal year 2005 to rise to around $325 million.

There are a number of large new business opportunities we are pursuing in our fiscal year 2005. In the government segment, the opportunities include the MIDS Lot V production order, international MIDS orders, new joint tactical radio system contracts, more funding for current information assurance projects, new information assurance contracts using our HAIPIS technology, and orders for our new KG-250 product. In our commercial segment, the opportunities include new production orders for consumer and mobile broadband systems, further penetration in the North American market with enterprise VSAT customers and antenna systems. The timing of these orders is not entirely predictable, so our revenue outlook may vary somewhat from quarter to quarter or even year to year.

Our operating objective for income from operations, excluding the deduction for "Amortization of intangible assets," is ten percent of revenues. To the extent we are not generating sufficient gross profit from revenues, we strive to adjust other operating expenses to achieve this objective. Due to the need to rebuild our backlog, to expand our product portfolio, the high

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

level of customer funded research and development and our operating performance, we have not achieved this operating objective for the past three fiscal years; however, as fiscal year 2005 progresses, we expect to achieve the ten percent operating objective on a quarterly basis.

Strengthening the quality of our balance sheet and generating positive cash flows from operating activities was a financial priority for us in fiscal years 2004 and 2003 and will continue to be a focus in fiscal year 2005. Key areas the company monitors to achieve these objectives include: monitoring program performance to ensure performance milestones are achieved, reducing the cycle time for amounts billed to customers and their related collection, and reducing inventory on hand. In fiscal year 2005, we expect to continue to generate positive cash flows from operations.

Our capital needs will increase for fiscal year 2005 as compared to fiscal year 2004 as we expand our facilities, production test equipment and lab development equipment needs to meet customer program requirements and growth forecasts. Our facility needs have normally been met with long-term lease agreements, but we do anticipate additional tenant improvements over the next two fiscal years associated with our expansion. Additionally, as our employee base increases, the need for additional computers and other equipment will also increase.

Included in this year's operating cash flow is $9 million received from Scientific-Atlanta and $406,000 in proceeds from the bankruptcy liquidation proceedings of ORBCOMM. Operating income for fiscal year 2004 includes a benefit to cost of revenues of $3.2 million and a benefit to selling, general and administrative expenses of $3.1 million as a result of Scientific-Atlanta proceeds and a benefit to selling, general and administrative expenses of $406,000 from the bankruptcy liquidation proceedings of ORBCOMM (see Liquidity section of our MD&A for more detail).

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Revenue Recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Generally, we recognize revenues as costs are incurred using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. Historically, we have been able to make reliable estimates and have therefore been able to reasonably determine our percent complete. However, many of our contracts involve the development of new technology and, as a result, the development of estimates underlying our percent complete is inherently subject to greater uncertainty. Even with our experience in estimating contract costs it is possible that our actual results could ultimately differ from our estimates, or that estimates could change as we make progress on a contract. Either of these potential outcomes would result in adjustments to the revenues and profits recorded on a contract. From time to time we have recorded such changes in estimate.

It is also possible that adjusted estimates could indicate we will incur a loss on a contract. We provide for anticipated losses on contracts by a charge to income during the period in which they are first identified. There were no significant charges for loss contracts in the last three years.

We also have contracts and purchase orders where revenue is recorded on delivery of products. In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Capitalized Software Development Costs. We charge costs of developing software for sale to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, we amortize the software development costs based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. The determination of net realizable value involves judgment and estimates of future revenues to be derived from a product, as well as estimates of future costs of manufacturing that product. We use our experience in the marketplace in making judgments in estimating net realizable value, but our estimates may differ from the actual outcome. We periodically assess the assumptions underlying our estimates and, if necessary, we would adjust the carrying amount of capitalized software development costs downward to our new estimate of net realizable value.

We did not capitalize any costs related to software developed for resale in the fiscal year ended April 2, 2004. We capitalized costs related to software developed for resale of $5.3 million for the fiscal year ended March 31, 2003 and $9.2 million for the fiscal year ended March 31, 2002. Amortization expense of software development costs was $2.8 million for fiscal year 2004, $1.1 million for fiscal year 2003 and $320,000 for fiscal year 2002. These software development costs are part of other assets on the balance sheet and we record the related amortization expense as a charge to cost of revenues on the statement of operations.

Allowance for Doubtful Accounts. We make estimates of the collectibility of our accounts receivable based on historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debts have been minimal; a contributing factor to this is that a significant portion of our sales have been to the U.S. government. More recently, commercial customers are making up a larger part of our revenues. Except for ORBCOMM Global, LP, we have experienced a good collection record from our commercial customers. See the Liquidity and Capital Resources section of this MD&A for more information on ORBCOMM. Our accounts receivable balance was $110.8 million, net of allowance for doubtful accounts of $379,000, as of April 2, 2004 and our accounts receivable balance was $81.0 million, net of allowance for doubtful accounts of $673,000, as of March 31, 2003.

Allowance for Warranty Reserves. We provide limited warranties on certain of our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products based upon an estimate of expected warranty costs. We classify the amounts we expect to incur within twelve months as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

Impairment of Goodwill. We account for our goodwill under Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation.

Impairment of Long-Lived Assets (Property and Equipment and Other Intangible Assets). We adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on April 1, 2002. In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. We have not identified any such impairments.

Income Tax Valuation Allowance. On a quarterly basis, management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance as of year-end. Realization of our net deferred tax assets as of April 2, 2004 depends on our ability to generate sufficient future income. We believe that it is more likely than not that we will realize our

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

net deferred tax assets based on forecasted income. The amount of the net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

	Years Ended		
	April 2, 2004	March 31, 2003	March 31, 2002
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**74.1**	77.2	71.2
Gross profit	**25.9**	22.8	28.8
Operating expenses:			
Selling, general and administrative	**13.9**	20.4	19.5
Independent research and development	**3.6**	8.7	4.8
Acquired in-process research and development	**—**	—	1.3
Amortization of intangible assets	**2.8**	4.6	3.6
Income (loss) from operations	**5.6**	(10.9)	(0.4)
Income (loss) before income taxes	**5.4**	(11.4)	(0.4)
Provision (benefit) for income taxes	**0.7**	(6.2)	(1.5)
Net income (loss)	**4.7**	(5.2)	1.1

Fiscal Year 2004 Compared to Fiscal Year 2003

Revenues

(In millions, except percentages)	Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	April 2, 2004	March 31, 2003		
Revenues	**$278.6**	$185.0	$93.6	50.6%

The increase in revenues was due to the higher customer awards received in the past two fiscal years consisting of $346.6 million in fiscal year 2004 and $259.2 million in fiscal year 2003 and the conversion of certain of those awards into revenues.

Gross Profit

(In millions, except percentages)	Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	April 2, 2004	March 31, 2003		
Gross profit	**$72.3**	$42.1	$30.2	71.7%
Percentage of revenues	**25.9%**	22.8%		

The increase in gross profit was primarily due to the margin dollars generated from higher revenues and improved program performance in our enterprise VSAT networks contracts over fiscal year 2003. These increases were partially offset by gross profit reductions from a higher percentage of customer funded products in the development stage for fiscal year 2004, which typically have lower profit margins, cost overruns in our SurfBeam product area and higher amortization of capitalized software. Our fiscal year 2004 gross profit includes a $3.2 million benefit from the SA Settlement and fiscal year 2003 included a $2.7 million charge related to Astrolink. See "Liquidity and Capital Resources" for a more detailed explanation of the SA Settlement and Astrolink.

Selling, General and Administrative Expenses

(In millions, except percentages)	Years Ended April 2, 2004	March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	**$38.8**	$37.9	$0.9	2.4%
Percentage of revenues	**13.9%**	20.4%		

Included in selling, general and administrative (SG&A) expenses for fiscal year 2004, is a benefit of $3.1 million from the SA Settlement and a benefit of $406,000 related to bad debt recoveries from the bankruptcy liquidation of ORBCOMM. Absence these benefits, SG&A expenses would have been $42.3 million (15.2% of revenues). SG&A expenses increased principally from selling expenses related to the pursuit of enterprise VSAT network contracts and 401(k) and performance bonus accruals. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government and commercial sales opportunities.

Independent Research and Development

(In millions, except percentages)	Years Ended April 2, 2004	March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	**$10.0**	$16.0	$(6.0)	(37.5)%
Percentage of revenues	**3.6%**	8.7%		

The decrease in independent research and development (IR&D) expenses reflects the reduced efforts for company funded development projects due to the increase of orders over the past 18 months, where customer funded development was part of the contract.

Amortization of Intangible Assets. The intangible assets from acquisitions in fiscal year 2001 and in fiscal year 2002 are being amortized over useful lives ranging from two to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

The estimated amortization expense of long-lived intangible assets for the next five fiscal years is as follows:

Amortization	(In thousands)
Expected for fiscal year 2005	$6,642
Expected for fiscal year 2006	6,048
Expected for fiscal year 2007	5,378
Expected for fiscal year 2008	4,508
Expected for fiscal year 2009	3,760

Interest Expense. Interest expense decreased to $357,000 for fiscal year 2004 from $856,000 for fiscal year 2003. The decrease resulted from lower outstanding borrowings coupled with lower loan fees in fiscal year 2004. At March 31, 2003, there were $10.0 million in outstanding borrowings under our line of credit. At April 2, 2004, there were no outstanding borrowings under our line of credit.

Interest Income. Interest income decreased to $11,000 for fiscal year 2004 from $116,000 for fiscal year 2003. This decrease resulted from lower average invested cash balances and lower yields.

Provision (Benefit) for Income Taxes. Our effective income tax rate was a provision of 12.8% in fiscal year 2004 compared to a benefit of 54.3% in fiscal year 2003. We generate research and development credits that are not variable to income, so when there is a loss before tax as it was in fiscal year 2003, the credits increase the tax benefit. In fiscal year 2004, we have income before tax so the tax credits reduce the tax provision. Therefore, the annual effective tax rate for fiscal year 2004 cannot be meaningfully compared to the effective tax rate for fiscal year 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Our Segment Results Fiscal Year 2004 Compared to Fiscal Year 2003

Government Segment

Revenues

(In millions, except percentages)	Years Ended April 2, 2004	Years Ended March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$128.1**	$82.3	$45.8	55.7%

The increase in revenues related primarily to the $170.5 million in awards received during fiscal year 2004. We experienced growth across all of our government products including tactical data links, mobile satellite systems and secure networking products.

Segment Operating Profit

(In millions, except percentages)	Years Ended April 2, 2004	Years Ended March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	**$15.1**	$11.6	$3.5	30.2%
Percentage of segment revenues	**11.8%**	14.1%		

The increase in segment operating profit dollars was primarily related to the increased revenue year over year. Segment operating profit did not increase as rapidly as revenues primarily due to higher customer funded research and development contract activity, which typically has a lower profit rate, and increased investments by us in our KG-250 product.

Commercial Segment

Revenues

(In millions, except percentages)	Years Ended April 2, 2004	Years Ended March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	**$150.5**	$102.7	$47.8	46.5%

The increase in revenues reflects improved competitive positioning across all our commercial products, more favorable market conditions in the commercial telecommunications market for our VSAT network products, record awards for our large antenna products, and the further development of our in-flight and consumer satellite broadband internet systems.

Segment Operating Profit

(In millions, except percentages)	Years Ended April 2, 2004	Years Ended March 31, 2003	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	**$9.4**	$(22.1)	$31.5	143%
Percentage of segment revenues	**6.2%**	21.5%		

The increase in segment operating profit resulted from improved program execution in our enterprise VSAT networks contracts and increased revenues year over year from our consumer and mobile broadband, antenna systems and enterprise VSAT networks products. This increase was partially offset by development cost overruns in our SurfBeam product. Our fiscal year 2004 segment operating profit includes a $6.3 million benefit from the SA Settlement and $406,000 in proceeds from the bankruptcy liquidation of ORBCOMM. Fiscal year 2003 segment operating profits included $2.4 million of company funded research and development by USM, a January 2001 acquisition, the $2.7 million charge related to Astrolink and increased legal costs related to the claim against SA.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenues

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$185.0	$195.6	$(10.6)	(5.4)%

The decrease in revenues was largely due to lower revenues from consumer and mobile broadband activities and large antenna system sales, partially offset by higher sales volume from certain government products.

Gross Profit

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Gross profit	$42.1	$56.3	$(14.2)	(25.2)%
Percentage of revenues	22.8%	28.8%		

The decrease in gross profit was primarily due to lower sales and related margin, earnings charges from contract overruns on fixed price product development contracts, lower gross profit yielded on certain enterprise VSAT network contracts, and a $2.7 million charge related to Astrolink. These decreases were partially offset by the margin produced by higher sales volume in our government products and higher margins experienced in both the government and enterprise VSAT network products related to manufacturing efficiencies.

Selling, General and Administrative Expenses

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$37.9	$38.2	$(0.3)	(0.8)%
Percentage of revenues	20.4%	19.5%		

Included in SG&A for fiscal year 2002 was approximately $4.8 million for the write-off of receivables related to ORBCOMM. Excluding the charge relating to ORBCOMM, SG&A expenses increased 13.5% from $33.4 million (17.1% of revenues) for fiscal year 2002 to $37.9 million (20.5% of revenues) for fiscal year 2003. The increase was primarily related to higher bid and proposal costs to pursue and secure new business, and an increase in legal costs related to the claim against Scientific-Atlanta, partially offset by a decrease in sales and marketing expenses. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government and commercial sales opportunities.

Independent Research and Development

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$16.0	$9.4	$6.6	70.2%
Percentage of revenues	8.7%	4.8%		

The increase in IR&D was primarily due to reduced customer funded product research and development and delays in certain program awards, which resulted in continued development under our funding. In addition, USM's current products are primarily in the development phase and we included a full twelve months of expenses of $2.4 million for these products in our fiscal year 2003 results versus only one quarter of expenses of $0.9 million that we included in our fiscal 2002 results.

Acquired In-Process Research and Development. Purchased in-process research and development (IPR&D) charge resulted from the acquisition of Comsat Laboratories and accounted for $2.5 million (1.3% of revenues) for fiscal year 2002.

An independent valuation was performed and used as an aid in determining the fair value of the purchased IPR&D projects and other intangibles. Projects were identified in which there were research and development efforts under way where technological feasibility had not been reached.

At the time of the acquisition, Comsat Laboratories was developing a satellite network terminal that expands the frequencies on which an existing terminal could operate. The date when the project was expected to reach technological feasibility at the time of the acquisition was September 2001. We estimated based on man hours incurred versus man hours required to complete the project that at the acquisition date the project was 80% complete and would require approximately $900,000 to complete. Using the income approach, the value calculated for the IPR&D associated with the satellite network terminal was $2.5 million. The project has proceeded since the acquisition and is now in production.

Amortization of Intangible Assets. We accounted for the acquisition of the Satellite Networks Business from SA in fiscal year 2001 and Comsat Laboratories and USM in fiscal year 2002 by the purchase method of accounting. We acquired Comsat Laboratories and USM after June 30, 2001 and they were

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

accounted for under SFAS 141. Therefore, the goodwill of those two acquisitions has not been subject to amortization. We amortize the intangible assets over useful lives ranging from two to ten years. The amortization of intangible assets increased to $8.4 million for fiscal year 2003 from $7.0 million for fiscal year 2002. The increase in amortization was due to a full year of amortization in fiscal year 2003 from the fiscal year 2002 acquisitions. The amortization of intangible assets will now decrease each year as the intangible assets with shorter lives become fully amortized.

Interest Expense. Interest expense increased to $856,000 for fiscal year 2003 from $370,000 for fiscal year 2002. The increase resulted from higher outstanding borrowings coupled with higher loan fees in fiscal year 2003. At March 31, 2002, there were $9.9 million in outstanding borrowings under our line of credit. At March 31, 2003, there were $10.0 million in outstanding borrowings under our line of credit.

Interest Income. Interest income decreased to $116,000 for fiscal year 2003 from $558,000 for fiscal year 2002. This decrease resulted from lower average invested cash balances and lower yields.

Equity in Loss of Joint Venture. Equity in loss of joint venture was $90,000 in fiscal year 2002. This was related to the loss from US Monolithics for the period where ViaSat did not maintain a controlling ownership interest.

Provision (Benefit) for Income Taxes. Our effective income tax rate was a benefit of 54% in fiscal year 2003 compared to a benefit of 369% in fiscal year 2002. We generate research and development credits that are not variable to income, so when the income or loss before tax is close to zero as it was in fiscal year 2002, the tax provision/benefit percentage will be impacted to a high degree by the credits. Therefore, the annual effective tax rate for fiscal year 2003 cannot be meaningfully compared to the effective tax rate for fiscal year 2002.

Our Segment Results Fiscal Year 2003 Compared to Fiscal Year 2002

Government Segment

Revenues

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$82.3	$62.7	$19.6	31.3%

The increase in revenues primarily related to our tactical data links, mobile satellite systems and secure networking products.

Segment Operating Profit

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$11.6	$8.5	$3.1	36.5%
Percentage of segment revenues	14.1%	13.6%		

The increase in segment operating profit primarily related to the increased revenue.

Commercial Segment

Revenues

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$102.7	$132.9	$(30.2)	(22.7)%

The decrease in revenues primarily related to lower revenues from consumer and mobile broadband products and antenna systems.

Segment Operating Profit

(In millions, except percentages)	Years Ended March 31, 2003	Years Ended March 31, 2002	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$(22.1)	$0.6	$(22.7)	Not Meaningful
Percentage of segment revenues	21.5%	0.5%		

The decrease in segment operating profit primarily related to lower revenues from consumer and mobile broadband products and antenna systems, lower gross profit yielded on certain fixed price consumer and mobile broadband development contracts and enterprise VSAT network contracts, an increase in company funded research and development, which included $2.4 million by USM, a January 2001 acquisition, the $2.7 million charge related to Astrolink and increased legal costs related to the claim against SA. Fiscal year 2002 included $4.8 million for the write-off of receivables related to ORBCOMM.

Backlog

As of April 2, 2004, we had firm backlog of $281.6 million, of which $258.3 million was funded. This compares to firm backlog of $213.6 million at March 31, 2003, of which $179.6 million was funded, not including options of $44.9 million. Of the $281.6 million in firm backlog at April 2, 2004, approximately $174.8 million we expect to deliver in fiscal year 2005 and the balance of approximately $106.8 million we expect to deliver in fiscal year 2006 and thereafter. Total new awards for both commercial and defense products were $346.5 million for fiscal year 2004 compared to $259.2 million for fiscal year 2003. We include in our backlog only those orders for which we have accepted purchase orders. As of April 2, 2004, our firm backlog does not include contract options of $25.8 million. These options include $23.1 million of Indefinite Delivery/Indefinite Quantity (IDIQ) contracts for our UHF DAMA satellite communications products and $2.7 million of IDIQ contracts for our other products.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

The backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, equity financing and loans for the purchase of capital equipment. The general cash needs of our government and commercial segments can vary significantly and depend on the type and mix of contracts (i.e., product or service, development or production, timing of payments, etc.) in backlog, the quality of the customer (i.e., U.S. government or commercial, domestic or international) and the duration of the contract. In addition, for both of our segments, program performance significantly impacts the timing and amount of cash flows. If a program is performing and meeting its contractual requirements, then the cash flow requirements are usually lower.

The cash needs of the government segment tend to be more of a function of the type of contract rather than customer quality. Also, U.S. government procurement regulations tend to restrict the timing of cash payments on the contract. In the commercial segment, ViaSat's cash needs are driven primarily by the quality of the customer and the type of contract. The quality of the customer will typically affect the specific contract cash flow and whether financing instruments are required by the customer. In addition, the commercial environment tends to provide for more flexible payment terms with customers, including advance payments.

Cash provided by operating activities in fiscal year 2004 was $28.6 million as compared to cash provided by operating activities in fiscal year 2003 of $13.7 million. The increase in cash provided by operating activities primarily related to improved operating performance, which was reflected in the change from a net loss of $9.6 million in fiscal year 2003 to net income of $13.2 million in fiscal year 2004. Cash provided by operating activities also included an increase of $6.7 million in accrued bonuses and 401(k) match contributions, both of which we plan to pay in the first quarter of fiscal year 2005.

Cash used in investing activities in fiscal year 2004 was $8.5 million as compared to cash used in investing activities in 2003 of $17.8 million. We acquired $8.5 million in equipment in fiscal year 2004 compared to acquiring $12.2 million in equipment and invested $5.3 million in capitalized software in fiscal year 2003 compared to zero in fiscal year 2004.

Cash used in financing activities in fiscal year 2004 was $5.9 million as compared to cash provided by financing activities in 2003 of $1.6 million. This increase in fiscal year 2004 was primarily the result of net cash payments of $10 million on our line of credit, partially offset by cash received from the exercise of employee stock options.

At April 2, 2004, we had $18.7 million in cash, cash equivalents and short-term investments, $107.8 million in working capital and no outstanding borrowings under our line of credit.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

We had $6.2 million outstanding under standby letters of credit leaving borrowing availability under our line of credit of $23.8 million. At March 31, 2003, we had $4.3 million in cash and cash equivalents and short-term investments, $74.3 million in working capital and $10.0 million in outstanding borrowings under our line of credit.

On August 12, 2003, we executed an amendment to our Amended and Restated Revolving Loan Agreement with Union Bank of California and Comerica Bank, extending the maturity date from September 30, 2003 to September 30, 2004 and increasing the commitment from $20 million to $30 million. Under the revolving facility we have the option to borrow at the bank's prime rate or at LIBOR plus, in each case, an applicable margin based on the ratio of our total debt to EBITDA (income from operations plus depreciation and amortization). The revolving facility contains financial covenants that set maximum debt to EBITDA limits, minimum quarterly EBITDA limits, minimum quick ratio limit and a minimum tangible net worth limit. The revolving loan facility is collateralized by our cash, accounts receivable and inventory. We were in compliance with our loan covenants at April 2, 2004.

On October 23, 2002, we sent SA a claim for indemnification under the terms of the asset purchase agreement related to the acquisition of SA's satellite networks business (Satellite Networks Business) in April 2000. On November 14, 2002, SA filed a complaint (United States District Court, Northern District of Georgia, Atlanta Division) for declaratory judgment seeking to resolve our claim for indemnification through litigation. In response to SA's complaint, on January 15, 2003, we filed a formal claim against SA for, among other things, fraud, breach of warranty, contractual and equitable indemnification, and breach of the duty of good faith and fair dealing. In December 2003, we reached an agreement with SA (SA Settlement). Under the terms of the SA Settlement, SA paid us $9.0 million in cash and the parties jointly dismissed the litigation concerning the acquisition. Neither party admitted liability in connection with the litigation, or in the agreement resolving it. As a result of the settlement, the Consolidated Statement of Operations for fiscal year 2004 includes benefits to cost of revenues of $3.2 million and to selling, general and administrative expenses of $3.1 million.

On January 19, 2003, we reached a settlement with Astrolink with respect to contractual termination payments for contracts that were terminated on December 5, 2001. We received a cash payment of $6.5 million. The assets at risk prior to the Astrolink settlement totaled $9.2 million and included accounts receivable due from Astrolink in the amount of approximately $6.3 million, inventory specific to Astrolink of $0.4 million and $2.5 million in prepaid airtime on Astrolink satellites. As a result, we recorded a charge through cost of revenues in the fiscal year ended March 31, 2003 of $2.7 million.

On September 15, 2000, ORBCOMM Global, LP and seven of its subsidiaries filed a voluntary petition for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware as part of ORBCOMM's efforts to restructure and reorganize its business. ORBCOMM has continued its efforts to maintain and operate its network of low-Earth orbit (LEO) satellites and related ground facilities while it restructures its operations. Although discussions continued with ORBCOMM, we no longer considered it reasonably possible that our assets at risk would be recovered. The amount at risk was accounts receivable of $4.8 million, and a charge to selling, general and administrative costs was made for this amount and was included in our results for fiscal year ended March 31, 2002. In fiscal year 2004, we received $406,000 from the bankruptcy liquidation proceedings of ORBCOMM. The Consolidated Statement of Operations for fiscal year 2004 includes a benefit to selling, general and administrative expenses of $406,000 for these proceeds.

In September 2001, we filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to $75 million of debt securities, common stock, preferred stock, depositary shares, and warrants. The securities may be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. We currently intend to use the net proceeds from the sale of the securities under the shelf registration statement for general corporate purposes, including acquisitions, capital expenditures, working capital and the repayment or refinancing of our debt. In January 2002, we issued 2,000,000 shares of our common stock under this registration statement for proceeds, net of offering costs, of approximately $27.1 million.

Our future capital requirements will depend upon many factors, including the expansion of our research and development and marketing efforts and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities will be sufficient to meet our operating requirements for at least the next twelve months. However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position. The sale of additional securities could result in additional dilution of our stockholders. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The following table sets forth a summary of our obligations under operating leases, irrevocable letters of credit, purchase commitments and other long-term liabilities for the periods indicated:

(In thousands)	Total	For the Fiscal Years Ending 2005	2006–2007	2008–2009	After 2009
Operating leases	$ 20,793	$ 6,446	$ 7,400	$5,233	$1,714
Standby letters of credit	6,223	6,223	—	—	—
Purchase commitments	147,289	107,346	39,943	—	—
Other long-term liabilities	2,944	—	1,493	1,451	—
Total	$177,249	$120,015	$48,836	$6,684	$1,714

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

We are currently a party to various government and commercial contracts which require us to meet performance covenants and project milestones. Under the terms of these contracts, our failure meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. We are currently not in compliance (or in the past were not in compliance) with the performance or milestone requirements of certain of these contracts. Historically, our customers have not elected to terminate such contracts or seek liquidated damages from us; therefore, we have not accrued for any potential liquidated damages or penalties. However, there can be no assurance that our customers will not elect to terminate such contracts or seek liquidated damages or penalties from us in the future.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements at April, 2, 2004.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We have adopted the provisions of EITF Issue No. 00-21 and the impact was not significant to the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, and a revised interpretation of FIN 46 (FIN 46-R) was issued in December 2003. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For those arrangements entered into prior to January 31, 2003, the FIN 46-R provisions are required to be adopted at the beginning of the first interim or annual period ending after March 15, 2004. We have adopted FIN 46 and the adoption of FIN 46 did not have a material effect on the accompanying financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Summarized Quarterly Data (Unaudited)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2004 and 2003 are as follows:

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004				
Revenues	**$59,264**	**$64,336**	**$71,758**	**$83,221**
Gross profit	**15,939**	**16,811**	**19,922**	**19,580**
Income (loss) from operations	**(63)**	**1,778**	**9,611**	**4,325**
Net income (loss)	**463**	**1,802**	**7,089**	**3,814**
Basic net income (loss) per share	**0.02**	**0.07**	**0.27**	**0.14**
Diluted net income (loss) per share	**0.02**	**0.07**	**0.26**	**0.13**
2003				
Revenues	$ 42,863	$ 39,497	$ 48,962	$ 53,700
Gross profit	12,970	6,953	8,781	13,410
Loss from operations	(3,577)	(7,536)	(4,950)	(4,177)
Net loss	(1,582)	(4,155)	(2,612)	(1,283)
Basic net loss per share	(0.06)	(0.16)	(0.10)	(0.05)
Diluted net loss per share	(0.06)	(0.16)	(0.10)	(0.05)

Included in the third quarter of the fiscal year ended April 2, 2004, is a benefit to gross profit of $3.2 million and SG&A of $3.1 million related to Scientific-Atlanta. Included in gross profit in the third quarter of the fiscal year ended March 31, 2003 is a $2.7 million charge related to Astrolink. See "Liquidity and Capital Resources" for a more detailed explanation of both Scientific-Atlanta and Astrolink.

Certain reclassifications have been made to the amount of gross profit previously recorded for the first, second and third quarters of fiscal year 2004. These reclassifications relate to the Immeon joint venture and are not significant.

Consolidated Balance Sheets

(In thousands, except share data)	As of April 2, 2004	As of March 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 18,510**	$ 4,111
Short-term investments	**160**	158
Accounts receivable, net	**110,766**	80,962
Inventories, net	**30,357**	29,758
Deferred income taxes	**5,487**	4,241
Prepaid expenses and other current assets	**9,251**	6,015
Total current assets	**174,531**	125,245
Goodwill, net	**19,492**	19,492
Other intangible assets, net	**27,632**	35,474
Property and equipment, net	**32,052**	33,609
Other assets	**18,975**	23,335
Total assets	**$272,682**	$237,155
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 32,635**	$ 21,983
Accrued liabilities	**34,050**	19,036
Line of credit	**—**	9,950
Total current liabilities	**66,685**	50,969
Other liabilities	**2,944**	1,847
Total liabilities	**69,629**	52,816
Commitments and contingencies (Notes 10 & 11)		
Minority interest in consolidated subsidiary	**578**	452
Stockholders' equity:		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at April 2, 2004 and March 31, 2003, respectively	**—**	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 26,540,159 and 26,130,443 shares issued and outstanding at April 2, 2004 and March 31, 2003, respectively	**3**	3
Paid-in capital	**159,323**	154,293
Retained earnings	**43,021**	29,853
Unearned compensation	**—**	(35)
Accumulated other comprehensive income (loss)	**128**	(227)
Total stockholders' equity	**202,475**	183,887
Total liabilities and stockholders' equity	**$272,682**	$237,155

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)	Years Ended April 2, 2004	March 31, 2003	March 31, 2002
Revenues	**$278,579**	$185,022	$195,628
Cost of revenues	**206,327**	142,908	139,354
Gross profit	**72,252**	42,114	56,274
Operating expenses:			
Selling, general and administrative	**38,800**	37,858	38,153
Independent research and development	**9,960**	16,048	9,415
Acquired in-process research and development	**—**	—	2,550
Amortization of intangible assets	**7,841**	8,448	5,216
Amortization of goodwill	**—**	—	1,743
Income (loss) from operations	**15,651**	(20,240)	(803)
Other income (expense):			
Interest income	**11**	116	558
Interest expense	**(357)**	(856)	(370)
Minority interest	**(206)**	(85)	(97)
Equity in loss of joint venture	**—**	—	(90)
Income (loss) before income taxes	**15,099**	(21,065)	(802)
Provision (benefit) for income taxes	**1,931**	(11,433)	(2,959)
Net income (loss)	**$ 13,168**	$ (9,632)	$ 2,157
Basic net income (loss) per share	**$ 0.50**	$ (0.37)	$ 0.09
Diluted net income (loss) per share	**$ 0.48**	$ (0.37)	$ 0.09
Shares used in computing basic net income (loss) per share	**26,257**	26,016	23,072
Shares used in computing diluted net income (loss) per share	**27,558**	26,016	23,954

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Years Ended April 2, 2004	March 31, 2003	March 31, 2002
Cash flows from operating activities:			
Net income (loss)	**$ 13,168**	$ (9,632)	$ 2,157
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	**10,098**	9,754	7,204
Amortization of goodwill, intangible assets and capitalized software	**10,631**	9,533	7,254
Acquired in-process research and development	**—**	—	2,550
Provision for bad debts	**(294)**	475	5,046
Deferred income taxes	**(94)**	(5,767)	(1,568)
Equity in loss of joint venture	**—**	—	90
Minority interest in consolidated subsidiary	**126**	38	63
Non-cash compensation	**35**	103	15
Tax benefit from exercise of stock options	**976**	25	—
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(29,310)**	(1,148)	(20,763)
Inventories, net	**(198)**	(10)	(4,975)
Other assets	**(2,796)**	3,663	2,336
Accounts payable	**10,643**	5,908	(5,202)
Accrued liabilities	**15,006**	1,225	320
Other liabilities	**606**	(504)	1,530
Net cash provided by (used in) operating activities	**28,597**	13,663	(3,943)
Cash flows from investing activities:			
Acquisition of a business, net of cash acquired	**—**	—	(20,787)
Purchases of short-term investments, net	**(2)**	(2)	(156)
Investment in capitalized software	**—**	(5,333)	(9,215)
Purchases of property and equipment, net	**(8,532)**	(12,242)	(15,617)
Net cash used in investing activities	**(8,534)**	(17,577)	(45,775)
Cash flows from financing activities:			
Proceeds from line of credit	**4,000**	10,950	31,100
Payments on line of credit	**(13,950)**	(10,900)	(21,200)
Repayment of notes payable	**—**	—	(336)
Net proceeds from issuance of common stock, net of issuance costs of $0, $0 and $369 respectively	**4,054**	1,550	28,889
Net cash (used in) provided by financing activities	**(5,896)**	1,600	38,453
Other non-cash items	**—**	(56)	—
Effect of exchange rate changes on cash	**232**	17	8
Net increase (decrease) in cash and cash equivalents	**14,399**	(2,353)	(11,257)
Cash and cash equivalents at beginning of year	**4,111**	6,464	17,721
Cash and cash equivalents at end of year	**$ 18,510**	$ 4,111	$ 6,464
Supplemental information:			
Cash paid for interest	**$ 384**	$ 790	$ 370
Cash paid (received) for income taxes	**$ (45)**	$ (3,614)	$ (1,884)
Supplemental noncash financing activity:			
Issuance of common stock for acquisition of business	**$ —**	$ —	$ 27,100

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock Number of Shares	Common Stock Amount
Balance at March 31, 2001	22,007,650	$2
Exercise of stock options	159,089	
Issuance of stock under Employee Stock Purchase Plan	100,227	
Issuance for stock for secondary public offering, net of issuance costs of $369	2,000,000	
Issuance of stock for acquisitions	1,641,407	
Value of option plan acquired		
Unearned compensation of option plan acquired		
Non-cash compensation modification of stock options		
Net income		
Foreign currency translation		
Comprehensive income		
Balance at March 31, 2002	25,908,373	2
Exercise of stock options	32,250	
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	189,820	1
Forfeited unexercised options		
Amortization of stock based compensation		
Net loss		
Foreign currency translation		
Comprehensive loss		
Balance at March 31, 2003	26,130,443	3
Exercise of stock options	282,383	
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	127,333	
Unearned compensation of option plan acquired		
Net income		
Foreign currency translation		
Comprehensive income		
Balance at April 2, 2004	**26,540,159**	**$3**

See accompanying notes to the consolidated financial statements.

Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
$ 96,154	$ 37,328		$(677)	$ 132,807	
591				591	
1,217				1,217	
27,081				27,081	
27,115				27,115	
602				602	
		$(138)		(138)	
15				15	
	2,157			2,157	$ 2,157
			492	492	492
					$ 2,649
152,775	39,485	(138)	(185)	191,939	
223				223	
25				25	
1,326				1,327	
(56)				(56)	
		103		103	
	(9,632)			(9,632)	$ (9,632)
			(42)	(42)	(42)
					$ (9,674)
154,293	29,853	(35)	(227)	183,887	
2,673				2,673	
976				976	
1,381				1,381	
		35		35	
	13,168			13,168	$13,168
			355	355	355
					$13,523
$159,323	**$43,021**	**$ —**	**$128**	**$202,475**	

Notes to Consolidated Financial Statements

Note 1—The Company and a Summary of Its Significant Accounting Policies

The Company. ViaSat, Inc. (We or the Company) designs, produces and markets advanced broadband digital satellite communications and other wireless networking and signal processing equipment.

Principles of Consolidation. The Company's consolidated financial statements include the assets, liabilities and results of operations of TrellisWare Technologies, Inc., a majority owned subsidiary of ViaSat. All significant intercompany amounts have been eliminated.

We have adopted a 52- or 53-week fiscal year beginning with our fiscal year 2004. All references to a fiscal year refer to the fiscal year ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2004 refer to the fiscal year ending on April 2, 2004. Our quarters for fiscal year 2004 ended on July 4, 2003, October 3, 2003, January 2, 2004 and April 2, 2004.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, capitalized software, allowance for doubtful accounts, warranty reserves, valuation of goodwill and other intangible assets and valuation allowances for deferred income tax assets.

Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

Short-term Investments. At April 2, 2004 and March 31, 2003 the Company held investments in investment grade debt securities with various maturities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held to maturity. The Company's investments in these securities as of April 2, 2004 and March 31, 2003 totaled $160,000 and $166,000, respectively. The Company has included $8,000 of these securities in cash and cash equivalents as of March 31, 2003, as they have original maturities of less than 90 days. The remaining $158,000 as of March 31, 2003 and the total of $160,000 as of April 2, 2004 have been classified as short-term investments.

Unbilled Accounts Receivable. Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are expected to be collected within one year.

Concentration of Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes allowances for bad debts based on historical collection experiences within the various markets in which the Company operates, number of days the accounts are past due and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 25.4%, 16.9% and 16.3% of total revenues for fiscal years 2004, 2003 and 2002, respectively. No other customer accounted for at least 10% of total revenues. Billed accounts receivable to the U.S. government as of April 2, 2004 and March 31, 2003 were 26.3% and 23.9%, respectively, of total billed receivables.

The Company relies on a limited number of contract manufacturers to produce its products.

Inventory. Inventory is valued at the lower of cost or market, cost being determined by the weighted average method.

Property and Equipment. Equipment, computers and software, and furniture and fixtures are recorded at cost, and depreciated using the straight-line method over estimated useful lives of five years, three years and seven years, respectfully. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Goodwill and Intangible Assets. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* in July 2001. SFAS No. 141 requires that all business combinations be accounted for using the purchase method. SFAS No. 141 also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. SFAS No. 142 requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful life. SFAS No. 142 also requires that goodwill not be amortized but instead tested for impairment in accordance with the provisions of SFAS No. 142 at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

We adopted a portion of the provisions of these pronouncements effective July 1, 2001 as required for goodwill and intangible assets acquired in purchase business combinations consummated after June 30, 2001. We adopted the remaining provisions of SFAS No. 141 and SFAS No. 142 effective April 1, 2002. As a result of adopting SFAS No. 142 on April 1, 2002, acquired workforce with a net book value of $3.4 million was reclassified to goodwill.

Impairment of Goodwill. We account for our goodwill under SFAS No. 142, *Goodwill and Other Intangible Assets.* The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. The forecast of future cash flows are based on our best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly influence whether goodwill impairment needs to be recorded.

The cash flow forecasts are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation.

Impairment of Long-Lived Assets (Property and Equipment and Other Intangible Assets). We adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* on April 1, 2002. In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No such impairments have been identified by us.

Warranty Reserves. The Company provides limited warranties on certain of its products for periods of up to five years. The Company records warranty reserves when products are shipped based upon an estimate of total warranty costs, with amounts expected to be incurred within twelve months classified as a current liability.

Fair Value of Financial Instruments. At April 2, 2004 the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable, accrued liabilities and line of credit, approximated their fair values due to their short-term maturities.

Revenue Recognition. The majority of the Company's revenues are derived from services performed under a variety of contracts including cost-plus-fixed fee, fixed-price, and time and materials contracts. Revenues from the United States Department of Defense and its prime contractors amounted to $128.1 million, $82.3 million and $62.7 million for the years ended April 2, 2004, March 31, 2003 and March 31, 2002 respectively. Revenues from commercial customers amounted to $150.5 million, $102.7 million and $132.9 million for the years ended April 2, 2004, March 31, 2003 and March 31, 2002 respectively. The Company's five largest contracts (by revenues) generated approximately 24%, 29% and 33% of the Company's total revenues for the fiscal years ended April 2, 2004, March 31, 2003 and March 31, 2002 respectively.

Generally, revenues are recognized as costs are incurred using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. There were no significant charges for loss contracts in the last three years.

We also have contracts and purchase orders where revenue is recorded on delivery of products. In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Contract costs on government contracts, including indirect costs, are subject to audit and negotiations with government representatives. These audits have been completed and agreed upon through fiscal year 2001. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

Independent Research and Development. Independent research and development, which is not directly funded by a third party, is expensed as incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs.

Software Development. Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product

Notes to Consolidated Financial Statements (continued)

is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. We capitalized costs related to software developed for resale of $0 for the fiscal year ended April 2, 2004, $5.3 million for the fiscal year ended March 31, 2003 and $9.2 million for the fiscal year ended March 31, 2002. Amortization expense of software development costs was $2.8 million for 2004, $1.1 million for 2003 and $320,000 for 2002.

Income Taxes. Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Earnings Per Share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted under the Company's stock option plans and warrants which are included in the earnings per share calculations using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

Foreign Currency. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into United States dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated statements stockholders' equity.

Segment Reporting. Our commercial and government segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics, which differ from the commercial segment. Therefore, we are organized primarily on the basis of products with commercial and government (defense) communication applications. Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance.

Stock-based Compensation. The Company measures compensation expense for ViaSat's stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income (loss) as if the fair value-based method had been applied in measuring compensation expense.

At April 2, 2004 the Company had stock-based compensation plans described in detail in Note 6. The Company accounts for options issued to employees, directors and officers under those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees, and related Interpretations.* Generally, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The fair values of options granted during the years ended as reported below were estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2004	2003	2002	**2004**	2003	2002
Expected life (in years)	**6.84**	5.99	4.88	**0.50**	0.50	0.50
Risk-free interest rate	**3.20%**	2.78%	4.51%	**0.98%**	1.22–1.69%	1.69–5.32%
Expected volatility	**66.00%**	91.00%	91.00%	**66.00%**	91.00%	91.00%
Expected dividend yield	**0.00%**	0.00%	0.00%	**0.00%**	0.00%	0.00%

The weighted average estimated fair value of employee stock options granted during 2004, 2003 and 2002 was $17.55, $8.25 and $11.55 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2004, 2003 and 2002 was $10.85, $6.99 and $6.07 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period. The Company's pro forma information for the years ended April 2, 2004, March 31, 2003 and March 31, 2002 is as follows:

	Year Ended		
(In thousands, except per share data)	**April 2, 2004**	March 31, 2003	March 31, 2002
Net income (loss) as reported	**$ 13,168**	$ (9,632)	$ 2,157
Stock-based compensation included in net income (loss)	**35**	103	15
Stock-based employee compensation expense under fair value based method	**(10,478)**	(12,749)	(13,359)
Pro forma net income (loss)	**$ 2,725**	$(22,278)	$(11,187)
Basic earnings (loss) per share			
As reported	**$ 0.50**	$ (0.37)	$ 0.09
Pro forma	**$ 0.10**	$ (0.86)	$ (0.48)
Diluted earnings (loss) per share			
As reported	**$ 0.48**	$ (0.37)	$ 0.09
Pro forma	**$ 0.10**	$ (0.86)	$ (0.48)

Recent Accounting Pronouncements. In November 2002 the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We have adopted the provisions of EITF Issue No. 00-21 and the impact was not significant to the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *"Consolidation of Variable Interest Entities,"* and a revised interpretation of FIN 46 (FIN 46-R) was issued in December 2003. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For those arrangements entered into prior to January 31, 2003 the FIN 46-R provisions are required to be adopted at the beginning of the first interim or annual period ending after March 15, 2004. We have adopted FIN 46 and the adoption of FIN 46 did not have a material effect on the accompanying financial statements.

Note 2—Acquisitions

Comsat Laboratories

On July 27, 2001 we acquired 100% of the assets of Comsat Laboratories from Comsat Corporation, a Lockheed Martin Global Telecommunications company, for an aggregate purchase price of approximately $21.6 million (including acquisition costs and post-closing adjustments). The purchase price consisted of approximately $11.6 million in cash, plus 478,217 shares of our common stock valued at approximately $10.0 million based on the average market price of our common stock a few days before and a few days after the announcement. In connection with this acquisition, a charge of $2.5 million for acquired in process research and development was included in our results for the fiscal year ended March 31, 2002 which represents the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and have no alternative future use.

Comsat Laboratories specializes in broadband satellite network terminals designed to extend the reach and functionality of networks using a variety of flexible, multi-protocol products. The terminals support high-speed voice, video, data, multimedia and Internet connections under the LINKWAY® and LinkStar® brand names. We expect the acquisition to augment our position in core satellite networks and communications systems businesses.

US Monolithics, LLC

On December 12, 2001 we acquired all outstanding preferred units of US Monolithics, LLC (USM), from WildBlue Communications, Inc. pursuant to a Unit Purchase Agreement dated December 12, 2001 (the "WildBlue Agreement"). The preferred units comprise approximately 35% of the outstanding equity interests of USM. On January 4, 2002, we completed the USM acquisition by acquiring all of the outstanding common units of USM pursuant to a Unit Purchase Agreement dated December 14, 2001. The aggregate purchase price for the preferred and common units of USM was approximately $30.9 million (including acquisition costs). The purchase price consisted of approximately $9.2 million in cash, a credit of $3.5 million against certain payment obligations of WildBlue under a commercial agreement that we entered into with WildBlue concurrently with the signing of the WildBlue Agreement, $602,000 for value of options acquired (see Note 6) and 1,163,190 shares of our common stock valued at approximately $17.1 million based on the average price of our common stock a few days before and a few days after the announcement.

USM is primarily focused on developing proprietary gallium arsenide (GaAs) millimeter wave integrated circuits (MMICs) for use in broadband communications. USM's systems background and proprietary capabilities have also enabled it to design power amplifiers, frequency block upconverters, and entire transceivers for the high frequency, broadband markets. USM also has strong capabilities with respect to high frequency packaging. We expect the acquisition of USM to improve the cost/performance ratio in an area where the industry needs improvements and to hit the price targets that satellite service providers need.

Notes to Consolidated Financial Statements (continued)

The fair value of assets acquired and liabilities assumed for each acquisition is as follows:

(In thousands)	Comsat Laboratories	US Monolithics
Cash	$ —	$ 580
Accounts receivable	3,328	121
Inventory	2,000	—
Property, plant and equipment	1,316	1,498
Amortizable intangible assets (see Note 4)	13,000	18,800
Goodwill	1,386	11,451
Acquired in-process research and development	2,500	50
Other assets	53	45
Liabilities	(2,003)	(1,733)
Total	$21,580	$30,812

The following unaudited pro forma information presents a summary of consolidated results with pro forma adjustments to give effect to amortization of intangibles and certain other adjustments, but not goodwill, together with related income tax effect. The pro forma results for the year ended March 31, 2002 include $2.5 million of in-process research and development costs that are considered nonrecurring. The pro forma results for the year ended March 31, 2002 include the results of both US Monolithics and Comsat Laboratories as if the acquisitions had occurred at the beginning of the fiscal year March 31, 2002. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred as of the beginning of the periods presented, or that may be obtained in the future.

(In thousands)	Year Ended March 31, 2002
Revenues	$200,297
Net loss	$ (3,346)
Loss per share	
Basic	$ (.14)
Diluted	$ (.14)
Weighted average number of shares	
Basic	24,233
Diluted	24,233

Note 3—Composition of Certain Balance Sheet Captions

(In thousands)	April 2, 2004	March 31, 2003
Cash and cash equivalents:		
Cash	**$ 18,510**	$ 4,103
Investments in debt securities	**—**	8
	$ 18,510	$ 4,111
Accounts receivable, net:		
Billed	**$ 53,539**	$ 41,724
Unbilled	**57,606**	39,911
Allowance for doubtful accounts	**(379)**	(673)
	$110,766	$ 80,962
Inventories, net:		
Raw materials	**$ 17,299**	$ 15,083
Work-in-process	**4,757**	2,323
Finished goods	**8,301**	12,352
	$ 30,357	$ 29,758
Prepaid expenses and other current assets:		
Income taxes receivable	**$ 3,130**	$ 4,162
Prepaid expenses	**5,126**	1,616
Other	**995**	237
	$ 9,251	$ 6,015
Other intangible assets, net:		
Technology	**$ 26,770**	$ 26,770
Contracts and relationships	**9,736**	9,736
Non-compete agreement	**7,950**	7,950
Other intangibles	**6,875**	6,875
	51,331	51,331
Less accumulated amortization	**(23,699)**	(15,857)
	$ 27,632	$ 35,474
Property and equipment, net:		
Machinery and equipment	**$ 35,628**	$ 32,567
Computer equipment and software	**26,347**	23,752
Furniture and fixtures	**3,313**	3,130
Construction in progress	**4,902**	5,225
	70,190	64,674
Less accumulated depreciation	**(38,138)**	(31,065)
	$ 32,052	$ 33,609
Other assets:		
Capitalized software costs, net	**$ 13,771**	$ 16,561
Deferred income taxes	**4,520**	5,672
Other	**684**	1,102
	$ 18,975	$ 23,335
Accrued liabilities:		
Current portion of warranty reserve	**$ 1,945**	$ 1,157
Accrued vacation	**4,410**	3,539
Accrued bonus	**4,382**	—
Accrued 401(k) matching contribution	**2,321**	—
Collections in excess of revenues	**16,040**	11,646
Other	**4,952**	2,694
	$ 34,050	$ 19,036

Note 4—Accounting for Goodwill and Intangible Assets

We account for our goodwill under SFAS No. 142. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. The only reporting units which have goodwill assigned to them are the businesses which were acquired and have been included in our commercial segment. We estimate the fair values of the reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

The annual test of impairment as required by SFAS No. 142 was completed in the fourth quarter of our fiscal year. In applying the first step, which is identification of any impairment of goodwill as of the test date, no impairment of goodwill resulted. Since step two is required only if step one reveals an impairment, we were not required to complete step two and the annual impairment testing was complete.

We will continue to make assessments of impairment on an annual basis in the fourth quarter of our fiscal year or more frequently if specific events occur. In assessing the value of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting units. If these estimates or their related assumptions change in the future, we may be required to record impairment charges that would negatively impact operating results.

A reconciliation of results of operations adjusted to exclude amortization expense net of tax related to goodwill (including Acquired workforce) assuming adoption of SFAS 142 on April 1, 2001 is as follows:

(In thousands, except per share data)	March 31, 2002
Reported net income (loss)	$2,157
Goodwill amortization	1,046
Adjusted net income (loss)	$3,203
Basic net income (loss) per share	
Reported net income (loss)	$ .09
Goodwill amortization	.05
Adjusted net income (loss)	$ .14
Diluted net income (loss) per share	
Reported net income (loss)	$ .09
Goodwill amortization	.04
Adjusted net income (loss)	$ .13
Shares used in per share calculation	
Basic	23,072
Diluted	23,954

The intangible assets are amortized using the straight-line method over their estimated useful lives of two to ten years. The technology intangible asset has several components with estimated useful lives of six to nine years, contracts and relationships intangible asset has several components with estimated useful lives of three to nine years, non-compete agreements have useful lives of three to five years and other amortizable assets has several components with estimated useful lives of two to ten years. The amortization expense was $7.8 million and $8.4 million for the years ended April 2, 2004 and March 31, 2003 respectively. The estimated amortization expense for the next five years is as follows:

Amortization	(In thousands)
Expected for fiscal year 2005	$6,642
Expected for fiscal year 2006	6,048
Expected for fiscal year 2007	5,378
Expected for fiscal year 2008	4,508
Expected for fiscal year 2009	3,760

Below is the allocation of the intangible assets and the related accumulated amortization as of April 2, 2004 and March 31, 2003 is as follows (in thousands):

	Total	**Accumulated Amortization**	**Net Book Value**	Accumulated Amortization	Net Book Value
		As of April 2, 2004		As of March 31, 2003	
Intangible Assets					
Existing technology	$26,770	**$10,969**	**$15,801**	$ 7,168	$19,602
Contracts and relationships	9,736	**4,331**	**5,405**	3,264	6,472
Non-compete agreements	7,950	**5,926**	**2,024**	3,623	4,327
Other amortizable assets	6,875	**2,473**	**4,402**	1,802	5,073
Total intangible assets	$51,331	**$23,699**	**$27,632**	$15,857	$35,474

Note 5—Line of Credit

On August 12, 2003 we executed an amendment to our Amended and Restated Revolving Loan Agreement with Union Bank of California and Comerica Bank, extending the maturity date from September 30, 2003 to September 30, 2004 and increasing the commitment from $20 million to $30 million. Under the revolving facility, we have the option to borrow at the bank's prime rate or at LIBOR plus, in each case, an applicable margin based on the ratio of our total debt to EBITDA (income from operations plus depreciation and amortization). The revolving facility contains financial covenants that set maximum debt to EBITDA limits, minimum quarterly EBITDA limits, minimum quick

Notes to Consolidated Financial Statements (continued)

ratio limit and a minimum tangible net worth limit. The revolving loan facility is collateralized by our cash, accounts receivable and inventory. At April 2, 2004 we had no outstanding borrowings under the revolving facility and amounts outstanding under standby letters of credit were $6.2 million, leaving borrowing availability under the revolving facility of $23.8 million. We were in compliance with our loan covenants at April 2, 2004.

Note 6—Common Stock and Options

In September 2001 the Company filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to $75 million of debt securities, common stock, preferred stock, depositary shares, and warrants. The securities may be offered from time to time, separately or together, directly by the Company or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. The Company currently intends to use the net proceeds from the sale of the securities under the shelf registration statement for general corporate purposes, including acquisitions, capital expenditures, working capital and the repayment or refinancing of our debt. On January 8, 2002 we completed a public stock offering under our universal shelf registration statement for the sale of 2,000,000 shares of common stock for net proceeds of approximately $27.1 million.

In November 1996 the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. In September 2000 the Company amended the 1996 Equity Participation Plan to increase the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 6,100,000 shares. In September 2003 the Company further amended the 1996 Equity Participation Plan to increase the maximum number of shares reserved for issuance under this plan from 1,500,000 shares to 7,600,000 shares. As of April 2, 2004 the Company had granted options to purchase 5,685,956 shares of common stock under this plan with vesting terms of three to five years which are exercisable for up to ten years from the grant date or up to five years from the date of grant for a ten percent owner.

In November 1996 the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. A maximum of 1,000,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of April 2, 2004 the Company had issued 790,322 shares of common stock under this plan.

In January 2002 the Company assumed the US Monolithics 2000 Incentive Plan (the "USM Plan") which was amended and restated January 2002. Pursuant to such assumption, all options granted under the USM Plan were converted into options to purchase common stock of the Company. The number of shares of common stock reserved for issuance under this plan is 203,000. As of April 2, 2004 options to purchase 124,792 shares of common stock had been granted under this plan, 44,418 of which were converted from previously issued US Monolithics options. The options granted under this plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

Transactions under the Company's stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at March 31, 2001	3,826,144	$ 2.05–$ 43.82	$ 15.31
Options assumed from USM Plan	44,418	8.94– 8.94	8.94
Options granted	985,150	9.96– 21.75	15.55
Options canceled	(293,301)	5.86– 36.56	19.89
Options exercised	(174,670)	2.05– 8.56	4.85
Outstanding at March 31, 2002	4,387,741	4.25– 43.82	15.41
Options granted	922,249	4.70– 12.95	10.37
Options canceled	(242,123)	7.77– 26.16	19.11
Options exercised	(32,250)	5.78– 8.94	6.81
Outstanding at March 31, 2003	5,035,617	4.25– 43.82	14.37
Options granted	514,000	10.26– 25.01	17.55
Options canceled	(192,426)	8.80– 36.35	17.80
Options exercised	(282,383)	4.25– 26.16	9.15
Outstanding at April 2, 2004	**5,074,808**	**4.25– 43.82**	**14.83**

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of April 2, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life—years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.25–$ 6.38	681,466	4.50	$ 5.49	610,402	$ 5.55
6.56– 8.94	484,158	4.57	7.84	472,827	7.84
9.37– 10.73	864,170	8.87	10.67	261,645	10.66
11.08– 14.00	726,079	7.56	13.34	348,470	13.42
14.56– 18.25	577,270	8.48	16.96	180,894	15.95
18.41– 21.83	252,832	7.63	20.35	109,181	20.68
22.03– 22.03	1,188,133	6.48	22.03	1,065,933	22.03
22.10– 27.94	288,700	6.40	25.11	221,200	25.42
35.63– 35.63	6,000	5.91	35.63	4,800	35.63
43.82– 43.82	6,000	0.93	43.82	6,000	43.82
4.25– 43.82	5,074,808	6.87	14.83	3,281,352	15.01

Note 7—Shares Used in Earnings Per Share Calculations

	Years Ended		
	April 2, 2004	March 31, 2003	March 31, 2002
Weighted average common shares outstanding used in calculating basic net income (loss) per share	**26,256,869**	26,015,702	23,071,840
Weighted average options to purchase common stock as determined by application of the treasury stock method	**1,297,416**	—	879,291
Employee Stock Purchase Plan equivalents	**3,623**	—	2,533
Shares used in computing diluted net income (loss) per share	**27,557,908**	26,015,702	23,953,664

Antidilutive shares relating to stock options excluded from the calculation were 1,817,156, 3,437,227 and 2,252,224 shares for the fiscal years ended April 2, 2004, March 31, 2003 and March 31, 2002, respectively.

Note 8—Income Taxes

The provision (benefit) for income taxes includes the following:

	Years Ended		
(In thousands)	**April 2, 2004**	March 31, 2003	March 31, 2002
Current tax provision (benefit)			
Federal	**$1,408**	$ (5,363)	$(1,997)
State	**207**	(454)	—
Foreign	**409**	142	556
	2,024	(5,675)	(1,441)
Deferred tax (benefit) provision			
Federal	**175**	(2,669)	52
State	**(268)**	(3,089)	(1,623)
Foreign	**—**	—	53
	(93)	(5,758)	(1,518)
Total provision (benefit) for income taxes	**$1,931**	$(11,433)	$(2,959)

Significant components of the Company's net deferred tax assets are as follows:

	As of	
(In thousands)	**April 2, 2004**	March 31, 2003
Deferred tax assets:		
Warranty reserve	**$ 1,644**	$ 954
Inventory reserve	**1,990**	1,672
Accrued vacation	**1,439**	1,076
Net operating loss carryforward	**35**	5,057
Tax credits	**8,637**	5,466
Other	**256**	128
Total deferred tax assets	**14,001**	14,353
Deferred tax liabilities:		
Property and equipment and intangible assets	**3,835**	4,440
Other	**159**	—
Total deferred tax liabilities	**3,994**	4,440
Net deferred tax assets	**$10,007**	$ 9,913

Notes to Consolidated Financial Statements (continued)

A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

(In thousands)	Years Ended April 2, 2004	March 31, 2003	March 31, 2002
Tax expense (benefit) at statutory rate	**$ 5,285**	$ (7,373)	$ (281)
State tax provision, net of federal benefit	**659**	(1,227)	(218)
Tax credits	**(4,076)**	(3,167)	(2,439)
Other	**63**	334	(21)
	$ 1,931	$(11,433)	$(2,959)

As of April 2, 2004 the Company had federal and state research and development tax credit carryforwards of approximately $5.4 million and $4.1 million, respectively, that begin to expire in 2021 for federal purposes and do not expire for state purposes. The Company has an alternative minimum tax credit carryforward of $271,000 which may be carried forward indefinitely as a credit against regular tax liability. The Company has a foreign tax credit carryforward of $212,000 which expires in 2009.

If the Company has an "ownership change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its net operating loss and tax credit carryforwards.

Note 9—Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the plan which vest equally over six years. Employees who are at least 18 years of age are eligible to participate in the plan. Participants are entitled, upon termination or retirement, to their vested portion of the plan assets which are held by an independent trustee. Discretionary contributions accrued by the Company during fiscal years 2004, 2003 and 2002 amounted to $2.3 million, $0 and $2.3 million, respectively. The cost of administering the plan is not significant.

Note 10—Commitments

The Company leases office facilities under noncancelable operating leases with initial terms ranging from one to ten years which expire between April 2005 and December 2009. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms. Rent expense, which is recognized on a straight-line basis, was $6.5 million, $6.9 million and $5.2 million in fiscal years 2004, 2003 and 2002, respectively.

Future minimum lease payments are as follows (in thousands):

Years Ending	
2005	$ 6,446
2006	4,453
2007	2,946
2008	2,663
2009	2,570
Thereafter	1,714
	$20,792

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. As of April 2, 2004 we had total purchase commitments for inventory and services of approximately $147.3 million, of which $107.3 million is expected to be fulfilled within one year and the balance of $39.9 million is expected to be fulfilled in fiscal year 2006.

Note 11—Contingencies

We are currently a party to various government and commercial contracts which require us to meet performance covenants and project milestones. Under the terms of these contracts, failure by us to meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. We are currently not in compliance (or in the past were not in compliance) with the performance or milestone requirements of certain of these contracts. Historically, our customers have not elected to terminate such contracts or seek liquidated damages from us and we do not believe that our existing customers will do so; therefore, we have not accrued for any potential liquidated damages or penalties. However, there can be no assurance that our customers will not elect to terminate such contracts or seek liquidated damages or penalties from us in the future.

On October 23, 2002 ViaSat sent Scientific-Atlanta, Inc. a claim for indemnification under the terms of the asset purchase agreement related to the acquisition of Scientific-Atlanta's satellite networks business (the "Satellite Networks Business") in April 2000. On November 14, 2002 Scientific-Atlanta filed a complaint (United States District Court, Northern District of Georgia, Atlanta Division) for declaratory judgment seeking to resolve ViaSat's claim for indemnification through litigation. In response to Scientific-Atlanta's complaint, on January 15, 2003 ViaSat filed a formal claim against Scientific-Atlanta for, among other things, fraud, breach of warranty, contractual and equitable indemnification, and breach of the duty of good faith and fair dealing. In December 2003 ViaSat reached an agreement with Scientific-Atlanta (SA Settlement). Under the terms of the SA Settlement, Scientific-Atlanta paid ViaSat $9.0 million in cash and the parties jointly dismissed the litigation concerning the acquisition. Neither party admitted liability in connection with the litigation, or in the agreement resolving it. As a result of the settlement, the Consolidated Statement of Operations for the fiscal year ended April 2, 2004 includes a benefit to cost of revenues of $3.2 million and to selling, general and administrative expenses of $3.1 million.

On May 21, 2003 ViaSat filed a complaint against Xetron Corporation. The complaint alleged Xetron failed to deliver conforming radio frequency amplifiers (RFAs) for integration into ViaSat Multifunctional Information Distribution System (MIDS) terminals. ViaSat contends that it is entitled to recover in excess of $11 million in damages. On August 14, 2003 Xetron filed a counterclaim against ViaSat alleging ViaSat failed to make proper payments. Xetron claims that its damages total approximately $8 million. The parties' claims are currently pending in the United States District Court, Southern District of California. ViaSat has an alternative supplier of RFAs, which has allowed ViaSat to meet its applicable customer contractual obligations and delivery schedules. ViaSat intends to vigorously pursue its claims and defend against Xetron counterclaims. We have not recorded any accrual for contingent liabilities associated with this legal proceeding based on our belief that a liability, while possible, is not probable.

Note 12—Product Warranty

We provide limited warranties on most of our products for periods of up to five years. We record a liability for our warranty obligations when products are shipped based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products the warranty costs estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in our warranty accrual in fiscal years 2004, 2003 and 2002.

	Years Ended		
(In thousands)	**April 2, 2004**	March 31, 2003	March 31, 2002
Balance, beginning of period	**$ 2,327**	$1,498	$ 1,332
Acquisitions	**—**	—	515
Change in liability for warranties issued in period	**3,315**	1,613	888
Settlements made (in cash or in kind) during the period	**(1,191)**	(784)	(1,237)
Balance, end of period	**$ 4,451**	$2,327	$ 1,498

Note 13—Immeon Networks, LLC

In January 2001 the Company and Loral Skynet formed a 50-50 joint venture named Immeon Networks, LLC (Immeon). Pursuant to the Joint Venture Agreement and related agreements, the Company was obligated to provide a minimum level of marketing, selling, administrative and network operation services to Immeon while Loral Skynet was to provide Immeon with satellite bandwidth. ViaSat has accounted for the costs incurred on behalf of Immeon as Cost of revenues. ViaSat was eligible to receive reimbursement for costs incurred, contingent upon Immeon achieving positive cash flows in the future. Because the collectibility of such reimbursements was not reasonably assured at the time the services were provided, revenue related to such services has not been recognized in the accompanying financial statements. The cost of these services, which is included in Cost of revenues for fiscal years 2004, 2003 and 2002 is $177,000, $1.7 million and $2.8 million, respectively. In January 2004, Loral Skynet formally withdrew from the Immeon joint venture as a result of a bankruptcy proceeding of Loral Space and Communications, so ViaSat is now the sole owner and operator of Immeon.

Condensed combined financial information for Immeon, which was accounted under the equity method through January 2, 2004 is summarized below. Immeon is consolidated by ViaSat from January 3, 2004. Immeon maintains its financial statements on a calendar year basis.

(In thousands)	December 31, 2003	December 31, 2002
Current assets	$ 648	$ 432
Non-current assets	—	—
Current liabilities	15	100
Amounts contingently payable to members	6,730	5,922
Non-current liabilities	—	—
Total member's deficit	$(6,097)	$(5,590)
ViaSat's investment in joint venture	$ —	$ —

	Years Ended December 31,		
	2003	2002	2001
Operating revenues	$ 350	$ 430	$ 100
Operating expenses	(857)	(3,033)	(3,089)
Net loss	$(507)	$(2,603)	$(2,989)
Company's share of net loss, after elimination of intercompany transactions	$ —	$ —	$ —

Note 14—Segment Information

Our commercial and government segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics, which differ from the commercial segment. Therefore, we are organized primarily on the basis of products with commercial and government (defense) communication applications. Reporting segments are determined consistent

Notes to Consolidated Financial Statements (continued)

with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The following table summarizes revenues and operating profits by reporting segment for the fiscal years ended April 2, 2004, March 31, 2003 and March 31, 2002. Certain corporate general and administrative costs, amortization of intangible assets and charges of acquired in-process research and development are not allocated to either segment and, accordingly, are shown as reconciling items from segment operating profit and consolidated operating profit. Certain assets are not tracked by reporting segment. Consequently, it is not practical to show assets by reporting segments. Depreciation expense is allocated to reporting segments as an overhead charge based on direct labor dollars within the reporting segments.

	Years Ended		
(In thousands)	**April 2, 2004**	March 31, 2003	March 31, 2002
Revenues			
Commercial	**$150,457**	$102,694	$132,890
Government	**128,122**	82,328	62,738
Total revenues	**278,579**	185,022	195,628
Operating profits			
Commercial	**9,396**	(22,062)	618
Government	**15,148**	11,613	8,485
Segment operating profit (loss) before corporate and other	**24,544**	(10,449)	9,103
Corporate	**(1,052)**	(1,343)	(397)
Amortization of intangibles	**(7,841)**	(8,448)	(6,959)
Acquired in-process research and development	**—**	—	(2,550)
Income (loss) from operations	**$ 15,651**	$ (20,240)	$ (803)

Revenue information by geographic area for the fiscal years ended April 2, 2004, March 31, 2003 and March 31, 2002 is as follows:

	Years Ended		
(In thousands)	**April 2, 2004**	March 31, 2003	March 31, 2002
North America	**$216,433**	$146,614	$143,702
Europe	**36,690**	22,176	25,499
Asia Pacific	**23,046**	14,942	24,469
Latin America	**2,410**	1,290	1,958
	$278,579	$185,022	$195,628

We distinguish revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside the United States was $52,000, $235,000 and $534,000 at April 2, 2004, March 31, 2003 and March 31, 2002 respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ViaSat, Inc.:

In our opinion, the accompanying consolidated financial statements appearing on pages 27–42 present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at April 2, 2004 and March 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended April 2, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 of the consolidated financial statements, as of April 1, 2002 the Company ceased amortization of its goodwill and indefinite lived assets to conform with the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
May 10, 2004

Market for Registrant's Common Stock and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "VSAT." The following table sets forth the range of high and low sales prices on the Nasdaq National Market of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal 2003		
First Quarter	$ 14.20	$ 7.40
Second Quarter	8.49	3.91
Third Quarter	12.50	6.09
Fourth Quarter	13.48	9.50
Fiscal 2004		
First Quarter	**$14.62**	**$ 8.24**
Second Quarter	**18.94**	**12.28**
Third Quarter	**23.37**	**17.46**
Fourth Quarter	**28.91**	**19.46**

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our credit facility restricts our ability to pay dividends. As of June 10, 2004 there were 484 holders of record of our common stock. On June 10, 2004 the last sale price reported on the Nasdaq National Market for our common stock was $23.93 per share.

ViaSat, Inc. Headquarters
6155 El Camino Real
Carlsbad, California 92009-1699
www.viasat.com

BOARD OF DIRECTORS

Chairman of the Board and CEO, ViaSat, Inc.: Mark D. Dankberg
Independent Director: Dr. Robert W. Johnson
Independent Director: B. Allen Lay
Independent Director: Dr. Jeffrey M. Nash
Independent Director: Adm. William A. Owens (Ret.)
Independent Director: Michael B. Targoff

CORPORATE OFFICERS

Chairman of the Board and CEO: Mark D. Dankberg
President, COO: Richard A. Baldridge
Vice President, Human Resources: Cathy Bucher Akin
Vice President, Operations: Robert L. Barrie
Vice President, Engineering and Chief Technical Officer: Steven R. Hart
Vice President, Chief Technical Officer: Mark J. Miller
Vice President, General Counsel and Secretary of the Board: Gregory D. Monahan
Vice President, CFO: Ronald G. Wangerin

BUSINESS LEADERS

Vice President, Government Broadband: Marc H. Agnew
Vice President, Tactical Networks: Paul D. Baca
Vice President, Mobile Satcom: Phil L. Berry
Vice President, Broadband Systems: Stephen W. Cable
Vice President, Comsat Laboratories: Dr. Dattakumar (Prakash) M. Chitre
President, US Monolithics: David W. Corman
Vice President, Network Systems: Gerald E. Goodwin
Vice President, VSAT Networks: Christopher J. Leber
Vice President, Satellite Ground Systems: John R. Zlogar

Comsat Labs and Comsat Laboratories are trade names of ViaSat, Inc. Neither Comsat Labs nor Comsat Laboratories is affiliated with COMSAT Corporation. "Comsat" is a registered trademark of COMSAT Corporation.

LISTING

ViaSat, Inc. is listed on the Nasdaq Stock Market under the trading symbol VSAT.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP 750 B Street, Suite 2900, San Diego, California 92101

GENERAL LEGAL COUNSEL

Latham & Watkins 701 B Street, Suite 2100, San Diego, California 92101-8197

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services P.O. Box 1689, Chicago, Illinois 60690-1689

ANNUAL MEETING

September 9, 2004, 8:30 a.m., ViaSat, Inc., Carlsbad, California

10-K

A copy of ViaSat's 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge. The 10-K also can be accessed on the Web at the SEC Edgar site (www.sec.gov/cgi-bin/srch-edgar) or through the ViaSat Web site from the Investor Relations page. To receive a copy by mail, please contact:

Investor Relations, ViaSat, Inc., 6155 El Camino Real, Carlsbad, California 92009,
760-476-2633, ir@viasat.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

SAFE HARBOR STATEMENT Portions of this annual report, particularly the letter from our President, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. ViaSat wishes to caution you that there are some factors that could cause actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including but not limited to: ViaSat's ability to perform under existing contracts and obtain additional contracts, ViaSat's ability to develop new products that gain market acceptance, changes in product supply, pricing and customer demand, changes in relationships with, or the financial condition of, key customers or suppliers, changes in government regulations, changes in economic conditions globally and in the communications markets in particular, increased competition, potential product liability, infringement and other claims, and other factors affecting the communications industry generally. ViaSat refers you to the documents it files from time to time with the Securities and Exchange Commission, specifically the section titled Factors That May Affect Future Performance in ViaSat's Form 10-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.